Exhibit 2.2

AGREEMENT FOR EXCHANGE OF ASSETS

AND JOINT ESCROW INSTRUCTIONS

BY AND BETWEEN

COAST HOTELS AND CASINOS, INC.,
a Nevada corporation

AND

HARRAH'S OPERATING COMPANY, INC.,
a Delaware corporation

DATED AS OF SEPTEMBER 29, 2006

TABLE OF CONTENTS

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TABLE OF CONTENTS

TABLE OF CONTENTS

LIST OF EXHIBITS AND SCHEDULES*

EXHIBIT A	Form of Assignment and Assumption of Assumed Contracts and Harrah's Assumed Liabilities
EXHIBIT B	Assumed Contracts
EXHIBIT C	Motor Vehicles
EXHIBIT D	Form of Barbary Coast Deed
EXHIBIT E	Form of Bill of Sale
EXHIBIT F	Excluded Assets
EXHIBIT G	Excluded Personal Property; Fixtures and Nostalgic Items
EXHIBIT H	Form of Confirmation of Transfer of Guest Baggage
EXHIBIT I	Patron Deposit Obligations
EXHIBIT J	Reserved Employees
EXHIBIT K	Tenant Deposit Obligations
EXHIBIT L	Coast's Deliveries
EXHIBIT M	Harrah's Deliveries
EXHIBIT N	Form of Assignment and Assumption of Coasts SPE Ownership Interest
EXHIBIT O	Form of Assignment and Assumption of Harrah's SPE Ownership Interest
EXHIBIT P	Form of Coast Non-Foreign Affidavit
EXHIBIT Q	Form of Harrah's Non-Foreign Affidavit
EXHIBIT R	Ribbon Property Pro Forma Title Policy
EXHIBIT S	Westward Ho Pro Forma Title Policy
EXHIBIT T	Barbary Coast Pro Forma Title Policy
SCHEDULE 6.4(g)	Financial Information
SCHEDULE 6.4(i)	Barbary Coast Contracts

** EXHIBITS, SCHEDULES AND SIMILAR ATTACHMENTS TO THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO ITEM 601(B)(2) OF REGULATION S-K. ANY OMITTED EXHIBIT, SCHEDULE OR SIMILAR ATTACHMENT WILL BE FURNISHED SUPPLEMENTALLY TO THE SEC UPON REQUEST.*

AGREEMENT FOR EXCHANGE OF ASSETS

AND JOINT ESCROW INSTRUCTIONS

This AGREEMENT FOR EXCHANGE OF ASSETS AND JOINT ESCROW INSTRUCTIONS, including all exhibits and schedules hereto (this "Agreement") is made and entered into as of September 29, 2006 (the "Effective Date"), by and between COAST HOTELS AND CASINOS, INC, a Nevada corporation ("Coast"), and HARRAH'S OPERATING COMPANY, INC., a Delaware corporation ("Harrah's").

RECITALS

A.   Coast is the owner of the Barbary Coast (as defined below) located in Clark County, Nevada.

B.   Harrah's has entered into the Ribbon Acquisition Agreement and the WH Acquisition Agreement (each as defined below) to acquire the Ribbon Property and the Westward Ho Site (each as defined below), respectively.

C.   Before the Closing (as defined below), Coast will form a new single purpose subsidiary ("Coast SPE") and will transfer the Barbary Coast Acquired Assets (as defined below) to Coast SPE.

D.   On or about October 2, 2006, Harrah's intends to acquire the Ribbon Property and the Westward Ho Site, each in a single purpose entity.

E.   Coast desires to acquire (or to have its designee acquire) the Harrah's SPE Ownership Interest (as defined below) pursuant to which it will indirectly acquire the Ribbon Property and the Westward Ho Site, and Harrah's desires to acquire (or to have its designee acquire) the Coast SPE Ownership Interest (as defined below) pursuant to which it will indirectly acquire the Barbary Coast Acquired Assets.

F.   Coast and Harrah's desire to exchange the Coast SPE Ownership Interest for the Harrah's SPE Ownership Interest (the "Transaction") all on the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon and subject to the terms and conditions hereinafter set forth, Coast and Harrah's agree as follows:

ARTICLE I.
DEFINITIONS

1.1   <u>Definitions</u>. As used in this Agreement, the following terms shall have the following meanings:

"<u>AAA</u>" shall have the meaning set forth in <u>Section 6.8(b)</u> hereof.

"<u>Accounts Receivable</u>" means all accounts receivable, notes receivable, markers and indebtedness for borrowed money or overdue accounts receivable, in each case, due and owing by any third party directly to the Barbary Coast, but not including the Tray Ledger.

"<u>Acquired Personal Property</u>" means the Personal Property, excluding the Excluded Personal Property.

"<u>Affiliates</u>" shall mean a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or under common control with, the first-mentioned Person. The parties agree that, from and after Closing, (i) Coast SPE shall not be an Affiliate of Coast, and (ii) the Harrah's SPEs shall not be Affiliates of Harrah's.

"<u>Agreement</u>" shall have the meaning set forth in the preamble hereof.

"<u>Approval</u>" shall have the meaning set forth in <u>Section 2.3(a)</u> hereof.

"<u>Appurtenances</u>" shall mean, with respect to any parcel of real property, all rights, privileges and easements appurtenant to such real property, as well as all mineral rights, water rights and air rights relating thereto and any other easements, rights-of-way, appurtenances, grants of right, licenses, privileges or other agreements for the benefit of such real property or used in connection with the beneficial use, enjoyment and development thereof.

"<u>Assignment and Assumption Agreement</u>" shall mean an assignment and assumption agreement substantially in the form of <u>Exhibit "A"</u> hereto with respect to the Assumed Contracts and Harrah's Assumed Liabilities.

"<u>Assumed Contracts</u>" shall mean only those Barbary Coast Contracts listed on <u>Exhibit "B"</u> attached hereto, all of which Harrah's has elected to assume.

"<u>Auditor</u>" shall have the meaning set forth in <u>Section 2.2</u> hereof.

"<u>Barbary Coast</u>" shall mean the real and personal property, and the business located at the Barbary Coast Real Property and commonly known as the Barbary Coast Hotel and Casino.

"<u>Barbary Coast Acquired Assets</u>" shall mean, except for the Excluded Assets:

(a)   the Barbary Coast Real Property;

(b)   all Acquired Personal Property;

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(c) the Assumed Contracts;

(d) the Tray Ledger;

(e) the House Funds;

(f) (i) all books and records of Coast relating to Coast SPE, the Barbary Coast and the Barbary Coast Acquired Assets (except to the extent related to the Harrah's Excluded Liabilities, the Excluded Assets or otherwise proprietary to Boyd, Coast or their respective Affiliates), including, without limitation, all architectural, structural, service manuals, engineering and mechanical plans, electrical, soil, wetlands, environmental, and similar reports, studies and audits, (ii) all Transferred Employee Records, except to the extent prohibited by Law and (iii) all plans and specifications related to the Barbary Coast Real Property (collectively, the "Books and Records");

(g) the Governmental Approvals solely relating to the operations of the business at the Barbary Coast, and pending applications therefor, to the extent transferable by Law (subject to the provisions of Section 2.3 hereof);

(h) the rights, claims and credits (including all indemnities, warranties and similar rights) in favor of Coast or any of its Affiliates or any of its or their Representatives to the extent relating to (a) the Barbary Coast Acquired Assets or (b) any Harrah's Assumed Liabilities;

(i) any and all motor vehicles owned by Coast and used primarily in the operation of the Barbary Coast and which are listed on Exhibit "C" hereto (the "Motor Vehicles"); provided, that, the motor vehicles currently used in any shuttle services between Boyd properties shall not be included;

(j) use of the name "Barbary" for a period of one hundred and twenty (120) days from the Effective Date, for no additional consideration and otherwise pursuant to the terms and conditions set forth in a trademark transition agreement to be entered into by the parties as of the Closing Date in a form to be mutually agreed upon (the "Transitional Trademark Agreement"); provided, that, the parties agree that Harrah's shall have no rights to the name "Barbary Coast", nor any rights to any logos, marks or designs of the Barbary Coast;

(k) All of Coast's right, title and interest in and to all "Gaming Devices" as defined in NRS 463.0155, all "Cashless Wagering Systems" as defined in NRS 463.014 and "Mobile Gaming Systems" as defined in NGC Regulation 14.010(11) (all of which shall be transferred upon final licensing approval by the State Gaming Control Board, Nevada Gaming Commission and Clark County Liquor and Gaming Licensing Board), gaming tables, keno furniture and equipment and all other equipment and paraphernalia, including, computer equipment and computer software owned or licensed by Coast and used in connection with the Barbary Coast, including, without limitation, "Associated Equipment" as defined in NRS 463.0136, excluding, in each case, any Excluded Assets (collectively, the "Gaming Equipment"); and

(l) all other assets used primarily in the operation of the Barbary Coast.

"Barbary Coast Contracts" shall have the meaning set forth in Section 6.4(i) hereof.

"Barbary Coast Deed" shall mean a grant bargain and sale deed in favor of Coast SPE substantially in the form of Exhibit "D" hereto.

"Barbary Coast Exclusive Customer" shall mean only those Barbary Coast customers that (i) were customers of the Barbary Coast within the twelve (12) months prior to the Closing Date, and (ii) were not customers of any of Coast's other properties or Coast's Affiliates' other properties during such period.

"Barbary Coast GP" means Barbary Coast Hotel & Casino, general partnership.

"Barbary Coast Property Taxes" shall have the meaning set forth in Section 4.3(b) hereof.

"Barbary Coast Real Property" shall mean the approximately 4.15 acres of real property, plus all buildings and improvements thereon, comprising Clark County Assessor Parcel Numbers 162-21-101-001 and 162-21-101-003 and commonly known as the Barbary Coast Casino and Hotel and all Appurtenances thereto and all fixtures (excluding, except as otherwise specifically provided in this Agreement, fixtures containing any intellectual property of Coast) owned by Coast and placed on, attached to, or located at and used in connection with the operation of the Barbary Coast (other than Excluded Assets).

"Bill of Sale" shall mean a bill of sale for personal property substantially in the form of Exhibit "E" hereto.

"Books and Records" shall have the meaning set forth in the definition of Barbary Coast Acquired Assets.

"Boyd" means Boyd Gaming Corporation, a Nevada corporation.

"Business Days" shall mean Monday through Friday, unless any of such days is a day on which banks and savings and loan institutions in the State of Nevada are authorized or required by Law to be closed.

"Cap" shall have the meaning set forth in Section 6.9 hereof.

"CBRE" shall have the meaning set forth in Section 6.3(f) hereof.

"Closing" shall have the meaning set forth in Section 4.2 hereof.

"Closing Date" shall have the meaning set forth in Section 4.2 hereof.

"Closing Statement" shall have the meaning set forth in Section 4.3(a) hereof.

"Coast" shall have the meaning set forth in the preamble hereto.

"Coast Assumed Liabilities" shall have the meaning set forth in Section 3.3 hereof.

"Coast Benefit Plans" shall have the meaning set forth in Section 6.4(m) hereof.

"Coast Disclosure Letter" shall have the meaning set forth in Section 6.4 hereof.

"Coast Indemnified Party" and "Coast Indemnified Parties" shall have the meanings set forth in Section 6.6 (b) hereof.

"Coast Permits" shall have the meaning set forth in Section 6.4(k) hereof.

"Coast SPE" shall have the meaning set forth in Recital C hereto.

"Coast SPE Ownership Interest" shall mean all of Coast's right, title and interest in and to the member's interest in Coast SPE.

"Coast's 401(k) Plan" shall have the meaning set forth in Section 7.4(f) hereof.

"Coast's Closing Conditions" shall have the meaning set forth in Section 4.6 hereof.

"Coast's Deliveries" shall have the meaning set forth in Section 4.10(a) hereof.

"Coast's knowledge" shall mean the actual knowledge of David Ross and Gage Parrish. David Ross is the Chief Operating Officer of Coast and Coast Casinos, Inc. and Gage Parrish is the Vice President, Treasurer, Chief Financial Officer and Secretary of Coast and Coast Casinos, Inc.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Consideration Allocation" shall have the meaning set forth in Section 2.2 hereof.

"Contract Period" shall mean that period from the Effective Date through and including the Closing Date; provided that if this Agreement is terminated as provided herein, the Contract Period shall end on the date of such termination.

"Customer Data" means all customer databases, customer lists, historical records of customers and any other customer information collected and used by Coast or its Affiliates in connection with marketing and promoting the Barbary Coast.

"Damages" shall mean any and all costs, losses, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including, without limitation, interest, penalties, reasonable attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

"Effective Date" shall have the meaning set forth in the preamble hereto.

"Encumbrances" means claims, pledges, agreements, limitations on voting rights, charges or other encumbrances or restrictions on transfer of any nature.

"Environmental Condition" means the release by Coast, Barbary Coast GP or their respective Affiliates of any Hazardous Material into the environment at or from Barbary Coast or the Barbary Coast Acquired Assets, or at an offsite location to which such Hazardous Materials were sent by or on behalf of Coast, Barbary Coast GP or their respective Affiliates (including such releases of Hazardous Materials at any offsite location to the extent that such disposition of Hazardous Materials was arranged by Coast, Barbary Coast GP or their respective Affiliates) in each case, prior to the Closing, as a result of which (a) Coast has become liable or could reasonably be expected to be liable to any Person for Environmental Damages, (b) Coast is or was in violation of any Environmental Requirement, (c) Coast has incurred, or could reasonably be expected to be required to incur, response costs for investigation or remediation of any Hazardous Materials, or (d) any Barbary Coast Acquired Assets is subject to or could reasonably be expected to become subject to any Lien or Encumbrance under any Environmental Requirement; provided, however, that none of the foregoing shall be an Environmental Condition to the extent such matter was remediated or otherwise corrected prior to the Effective Date in compliance with applicable Environmental Requirements.

"Environmental Damages" means all losses or Liabilities (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations, feasibility studies, removal and remedial actions and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any actual or alleged claim or demand, by any Person or entity, under any Environmental Requirement, or arising from any Environmental Conditions (including any condition or migration resulting therefrom, whether before or after Closing).

"Environmental Requirements" means all Laws, licenses and permits, relating to pollution or protection of health, safety or the environment (including air, water, soil or natural resources), or the generation, treatment, manufacturing, use, storage, handling, recycling, presence, release, disposal, transportation or shipment of any Hazardous Material, including, but not limited to, the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the date hereof.

"ERISA" shall have the meaning set forth in Section 6.4(m) hereof.

"Escrow" shall have the meaning set forth in Section 4.1 hereof.

"Escrow Holder" shall have the meaning set forth in Section 4.1 hereof.

"Excluded Assets" shall mean:

(a)   the Excluded Contracts;

(b)   except for the Tray Ledger and the House Funds, all cash, cash equivalents, bank deposits or similar cash items of Boyd, Coast or their respective Affiliates or held at the Barbary Coast as of the Time of Proration (whether or not reflected on the financial statements of Boyd or Coast as of the Closing Date);

        (c)   all Accounts Receivable;

        (d)   all human resources and other employee related files and records, other than the Transferred Employee Records;

        (e)   all Customer Data; provided that any customer information specifically relating to Barbary Coast customers deemed to be Customer Data which is necessary for Harrah's to carry out its obligations with respect to the Loyalty Program in accordance with Section 7.13(b) hereof shall not be an Excluded Asset;

        (f)   except as otherwise specifically included as a Barbary Coast Acquired Asset, all intangible property and all intellectual property;

        (g)   any refund or credit of Taxes of Boyd, Coast or Coast SPE constituting Harrah's Excluded Liabilities;

        (h)   any radio frequencies licensed to Coast or any of its Affiliates;

        (i)   all proprietary software and information related to the casino management systems and slot management systems and all computer servers that contain such software (for the avoidance of doubt, all hardware (other than the computer servers referenced in this clause (i)) associated with the hotel, casino and point-of-sale systems shall not be Excluded Assets);

        (j)   all applications for credit;

        (k)   the Excluded Personal Property; and

        (l)   those items set forth on Exhibit "F" attached hereto.

"Excluded Contracts" means all Barbary Coast Contracts other than the Assumed Contracts.

"Excluded Personal Property" means the following:

        (a)   any Personal Property covered by equipment leases from third parties (including Boyd, Coast and their respective Affiliates) or other agreements by which property owned by third parties (including Boyd, Coast and their respective Affiliates) is located at the Barbary Coast or on the Barbary Coast Real Property and used in connection with the operation of the Barbary Coast (including, without limitation, vending machines); provided, that such equipment leases or other agreements are not Assumed Contracts;

        (b)   the Excluded Software;

        (c)   all point of sale credit card verification terminals or imprint plates owned by third parties;

(d)   any and all signs, menus, stationery, telephone numbers, gift shop inventory or other items (i) indicating that Barbary Coast is owned and/or operated by or on behalf of Coast or Boyd or identifying Barbary Coast as a Boyd or Coast casino, or hotel, or (ii) bearing the name "Michael's", "Barbary Coast" or "Barbary" or bearing the system mark "Boyd®", "Coast®" or any other System Mark of their respective Affiliates, except (x) as specifically provided in the Transitional Trademark Agreement, and (y) for those items that Coast and Harrah's mutually agree may be modified by Harrah's to remove such System Marks or identification, and as to which, on or before the Effective Date, Coast and Harrah's have agreed in writing as to: (1) the manner of modification of such items by Harrah's; and (2) the time within which such modification shall be effected by Harrah's;

(e)   operating manuals of the Barbary Coast, other than the Books and Records;

(f)   all chips (including "reserve" chips not currently in circulation and all foreign chips) and tokens;

(g)   any non-transferable gaming licenses, liquor licenses or other licenses or permits pertaining to the Barbary Coast, subject to the provisions of Section 2.3 hereof;

(h)   any personal property of the Barbary Coast's employees, and all personal property, trade fixtures, signs, inventory or equipment of any lessee or concessionaire of the Barbary Coast;

(i)   all Personal Property or fixtures (including certain records, files and memorabilia pertaining to Boyd or Coast and their Affiliates), each more specifically identified on Exhibit "G" attached hereto; and

(j)   any of the Barbary Coast's insurance policies, rights thereto and proceeds thereof.

"Excluded Software" means all computer software owned by or licensed for use by Boyd, Coast or their respective Affiliates, including, without limitation, all source codes, user codes and data, whether on tape, disc or other computerized format, and all related user manuals, computer records, service codes, programs, stored materials and databases (including, without limitation, all access codes and instructions needed to obtain access to and to utilize the information contained on such computer records), together with any and all updates and modifications of all of the foregoing and all copyrights related to the computer software, including, without limitation, the Customer Data (except as otherwise specifically provided for herein), any customer database, and any customer tracking system, except for software or other items under any Assumed Contract.

 "Financial Information" shall have the meaning given in Section 6.4(g) hereof.

"GAAP" means generally accepted accounting principles in the United States.

"Gaming Authority" shall mean any Governmental Entity with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, including, without limitation, the

Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board.

"Gaming Equipment" shall have the meaning set forth in the definition of Barbary Coast Acquired Assets.

"Gaming Laws" means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the gambling and gaming activities of Harrah's, Coast, Boyd and the Barbary Coast Acquired Assets.

"Governmental Approvals" shall have the meaning set forth in Section 7.6(a) hereof.

"Governmental Entity" shall mean any governmental, administrative or regulatory agencies, departments, commissions, boards, bureaus, or instrumentalities of the United States and political subdivisions thereof and any court, quasi-governmental authority, or Gaming Authority.

"Guest Baggage Transfer Agreement" shall be the Confirmation of Transfer of Guest Baggage in the form of Exhibit "H" hereto.

"Harrah's" shall have the meaning set forth in the preamble hereto.

"Harrah's 401(k) Plan" shall have the meaning set forth in Section 7.4 (f) hereof.

"Harrah's Assumed Liabilities" shall have the meaning set forth in Section 3.1 hereof.

"Harrah's Benefit Plans" shall have the meaning set forth in Section 7.4(d) hereof.

"Harrah's Closing Conditions" shall have the meaning set forth in Section 4.8 hereof.

"Harrah's Deliveries" shall have the meaning set forth in Section 4.10(b) hereof.

"Harrah's Disclosure Letter" shall have the meaning set forth in Section 6.3 hereof.

"Harrah's Excluded Liabilities" shall have the meaning set forth in Section 3.2 hereof.

"Harrah's Indemnified Party" and "Harrah's Indemnified Parties" shall have the meaning set forth in Section 6.6(a) hereof.

"Harrah's knowledge" shall mean, with respect to Harrah's, the actual knowledge of Charles Atwood and Jonathan S. Halkyard.

"Harrah's Medical Plans" shall have the meaning set forth in Section 7.4(e) hereof.

"Harrah's Permits" shall have the meaning set forth in Section 6.3(i).

"Harrah's Ribbon SPE" shall have the meaning set forth in Section 7.15 hereof.

"Harrah's SPE Ownership Interest" shall mean all of Harrah's right, title and interest in and to the member's interest in Harrah's SPEs.

"Harrah's SPEs" shall mean Harrah's Ribbon SPE and Harrah's WH SPE, collectively.

"Harrah's Title Policy" shall have the meaning set forth in Section 4.8(d) hereof.

"Harrah's WH SPE" shall have the meaning set forth in Section 7.15 hereof.

"Hazardous Material" means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Requirements, including, without limitation, any quantity of friable asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

"House Funds" means all cash and cash equivalents located at the Barbary Coast, including, without limitation, cash, negotiable instruments, and other cash equivalents located in cages, drop boxes, slot machines and other gaming devices, cash on hand for Barbary Coast manager's petty cash fund and cashiers' banks, coins and slot hoppers, carousels, slot vault and poker bank, and excluding all Barbary Coast chips and tokens and funds in automated teller machines.

"HSR Act" shall have the meaning set forth in Section 6.3(d) hereof.

"Indemnified Parties" shall have the meaning set forth in Section 6.7 hereof.

"Indemnifying Parties" shall have the meaning set forth in Section 6.7 hereof.

"Inventoried Vehicles" shall have the meaning set forth in Section 7.20 hereof.

"Law" shall mean any foreign, federal, state and local law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award (including, without limitation, arbitration award), injunction, decree, policy, guidance, court decision, rule of common law or finding.

"Liabilities" means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

"Liens" means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, exaction, imposition, charge or other claims of third parties of any kind.

"Loyalty Program" shall mean only those awards outstanding as of the Closing Date that were extended in the Ordinary Course of Business by Coast or its Affiliates for comped hotel rooms at the Barbary Coast, sales groups, or banquet bookings. Harrah's will not be required to honor earned player club points, player club cash back or earned player club complementary services earned and outstanding as of the Closing Date under Coast's or its Affiliates' Club Coast programs.

"Motor Vehicles" shall have the meaning set forth in the definition of Barbary Coast Acquired Assets.

"No Solicitation Period" shall have the meaning set forth in Section 7.4(i) hereof.

"Non-Assignable Asset" shall have the meaning set forth in Section 2.3(a) hereof.

"Notice" shall have the meaning set forth in Section 6.7 hereof.

"NRS" means the Nevada Revised Statutes, as amended.

"Operations Settlement" means a final accounting of the operations of the Barbary Coast, as of the Time of Proration, prepared by Coast's accountants and reviewed by Harrah's accountants in the period between 12:01 a.m. on the Closing Date and 12:00 p.m. on the Closing Date, the results of which shall be incorporated into a written operations settlement statement which shall be executed by Harrah's and Coast.

"Ordinary Course of Business" shall describe any action taken by a Person if such action is consistent with such Person's past practices and is taken in the ordinary course of such Person's normal day to day operations.

"Outside Closing Date" shall have the meaning set forth in Section 4.2 hereof.

"Patron and Tenant Deposit Obligations" shall mean, collectively:

(a)   the obligation to refund or apply in payment of goods or services any Patron Deposits, which deposits are set forth in more detail on Exhibit "I" hereto; and

(b)   the obligation to refund or apply in payment of goods or services any Tenant Deposits, which deposits are set forth in more detail on Exhibit "K" hereto.

Exhibits "I" and "K" shall be updated by Coast as of the Closing Date to reflect Patron and Tenant Deposit Obligations, respectively, as of the Closing Date.

"Patron Deposit" shall mean those Barbary Coast guest deposits (including, without limitation, hotel guest, convention, banquet and catering deposits) held by Coast as of the Time of Proration.

"Permitted Encumbrances" shall mean the Permitted Liens, all matters disclosed by the Barbary Coast Pro Forma Title Policy, the UCC Search, all matters disclosed by an ALTA survey (which has been approved by the parties) of the applicable Real Property, zoning and subdivision ordinances, terms and conditions of licenses, permits and approvals and Laws of any Governmental Entity having jurisdiction over the Barbary Coast, non-delinquent general real estate and tangible Personal Property Taxes and assessments for the year of the Closing and thereafter, and special Taxes and assessments payable or becoming a Lien after the Closing Date.

"Permitted Liens" means, with respect to Boyd or Coast (a) Liens or Encumbrances for assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings; (b) Liens or Encumbrances for Taxes not yet due and payable; (c) mechanics' and materialmen's Liens or Encumbrances not filed of record and similar charges not delinquent, or which are filed of record but are being contested in good faith by appropriate proceedings, in each case, which have been disclosed to Harrah's in the Coast Disclosure Letter; (d) Liens or Encumbrances in respect of judgments or awards with respect to which Boyd or Coast shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which Boyd or Coast shall have secured a stay of execution pending such appeal or such proceeding for review, in each case, which have been disclosed to Harrah's in the Coast Disclosure Letter; (e) any Liens or Encumbrances or privilege vested in any licensor or permitter for obligations of Boyd or Coast thereunder so long as the performance of such obligations is not delinquent and such license or permit has been disclosed to Harrah's in the Coast Disclosure Letter; (f) rights of tenants under operating leases to the extent they are an Assumed Contract; and (g) any Harrah's Assumed Liability.

"Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, joint venture, estate, other entity or "group" (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended).

"Per Diem Taxes" shall have the meaning set forth in Section 7.16(d) hereof.

"Personal Property" means all office, hotel, casino, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including, without limitation, parts or inventories thereof), other Gaming Equipment (if any), fans, passenger/delivery vehicles, point of sale equipment, two-way security radios and base station, maintenance equipment, tools, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages; linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage, and alcoholic beverage inventories owned by Coast or its Affiliates and used primarily in the operation of the business at the Barbary Coast on the Closing Date.

"Post-Closing Tax Period" shall mean any Tax Period beginning on or after the Closing Date and that portion of any Straddle Period beginning on or after the Closing Date.

"Pre-Closing Tax Period" shall mean any Tax Period ending before the Closing Date and that portion of any Straddle Period ending before the Closing Date.

"Property Employees" shall mean employees of Coast who are located at the Barbary Coast, other than the Reserved Employees.

"Real Property" shall mean the Barbary Coast Real Property, the Ribbon Property and the Westward Ho Site, collectively.

"Related Transactions" shall mean, collectively, the Ribbon Acquisition, and the WH Acquisition.

"Representatives" shall mean any officer, director, employee, financial advisor, consultant, agent or other representative.

"Reserved Employees" means the employees of the Barbary Coast that are listed on Exhibit "J" attached hereto.

"Ribbon Acquisition" shall mean the acquisition by Harrah's or its designee of the Ribbon Property in accordance with the terms and conditions of the Ribbon Acquisition Agreement.

"Ribbon Acquisition Agreement" shall mean that certain Purchase and Sale Agreement and Joint Escrow Instructions executed as of May 26, 2006 by and between The Yarrow LLC, as seller, and Harrah's, as buyer, as amended from time to time in accordance with this Agreement.

"Ribbon Property" shall mean the approximately 8.81 acres comprising Clark County Assessor Parcel Number 162-09-303-004 and located next to the Westward Ho Site.

"Ribbon Property Deed" shall mean the Grant, Bargain and Sale Deed for the Ribbon Property, substantially in the form attached to the Ribbon Acquisition Agreement as of the Effective Date.

"Ribbon Property Title Policy" shall have the meaning set forth in Section 4.6(i) hereof.

"Ribbon Title Commitment" shall mean the Preliminary Report Order No. 05-08-1661-DTL, 5th Amendment, regarding the Ribbon Property dated August 18, 2006, and issued by the Title Company, including all schedules and exhibits thereto, and true and correct copies of all instruments giving rise to any exceptions to title to the Ribbon Property.

"Ribbon/Westward Ho Property Taxes" shall have the meaning set forth in Section 4.3(c) hereof.

"Room Revenues" means all revenues from the rental of guest rooms at the Barbary Coast, together with any sales or other taxes thereon.

"Section 1031 Exchange" shall have the meaning set forth in Section 7.1(a) hereof.

"Straddle Period" shall mean any Tax Period beginning before the Closing Date and ending on or after the Closing Date.

"System Mark" means service marks, trademarks, copyrights, trade names, patents, fictitious firm names, color arrangements, designs, logos and other registrations now or hereafter held or applied for in connection therewith.

"Tax Claim" shall have the meaning set forth in Section 6.6(g) hereof.

"Tax Period" shall mean any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

"Taxes" shall mean any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any tax authority or other Governmental Entity, including, without limitation, income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, worker's compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes, and shall include any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or similar provisions of state, local or foreign Law), or as a transferee or successor, by contract or otherwise.

"Tenant Deposits" shall mean all Barbary Coast retail tenant deposits held by Coast as of the Time of Proration.

"Tharaldson" shall mean Tharaldson Motels II of Las Vegas, Inc., a North Dakota corporation.

"Third Party Claims" shall have the meaning set forth in Section 6.6(d) hereof.

"Threshold" shall have the meaning set forth in Section 6.9 hereof.

"Time of Proration" shall mean 12:01 a.m. on the Closing Date.

"Title Company" shall mean Nevada Title Company.

"Transaction" shall have the meaning set forth in Recital F hereto.

"Transfer" shall have the meaning set forth in Section 7.14 hereof.

"Transfer Taxes" shall have the meaning set forth in Section 7.16(a) hereof.

"Transferred Employees" shall have the meaning set forth in Section 7.4(a) hereof.

"Transferred Employee Records" shall mean files and records (which data shall be in both electronic and hard copy form to the extent available) of Coast that relate to Transferred Employees, but only to the extent that such files and records (including the electronic or hard copy form of such data) exist and pertain to (a) skills and development training and performance reviews, (b) seniority histories, (c) salary and benefit information, (d) Occupational, Safety and Health Administration reports and records, (e) active medical restriction forms, (f) employee master record information, (g) employee position/job codes and descriptions and (h) associated reporting structures.

"Transition Period" shall have the meaning set forth in Section 7.17 hereof.

"Transition Plan" shall have the meaning set forth in Section 7.17 hereof.

"Transitional Trademark Agreement" shall have the meaning set forth in the definition of the Barbary Coast Acquired Assets.

"Tray Ledger" means any accounts receivable of registered guests who have not checked out and who are occupying rooms at the Barbary Coast at the Time of Proration.

"Underlying Agreements" shall mean the Ribbon Acquisition Agreement and the WH Acquisition Agreement.

"UCC Search" shall mean a UCC search of Coast, Coast Hotels & Casinos, Inc. and Boyd in all appropriate jurisdictions.

"Underlying Property Title Policies" shall mean, collectively, the Ribbon Property Title Policy and the Westward Ho Title Policy.

"Westward Ho Deed" shall mean the Grant, Bargain and Sale Deed for the Westward Ho Site, in substantially the form attached to the Westward Ho Acquisition Agreement as of the Effective Date.

"Westward Ho Site" shall mean the approximately 15.22 acre site of the former Westward Ho Casino and Hotel, comprising Clark County Assessor Parcel Numbers 162-09-303-001, 162-09-303-002, and 162-09-303-003 currently owned by Tharaldson or its Affiliates.

"Westward Ho Title Policy" shall have the meaning set forth in Section 4.6(j) hereof.

"WH Acquisition" shall mean the acquisition by Harrah's or its designee of the Westward Ho Site in accordance with the terms and conditions of the WH Acquisition Agreement.

"WH Acquisition Agreement" shall mean an agreement between Harrah's and Tharaldson to effect the WH Acquisition, as amended from time to time in accordance with this Agreement.

"WH Title Commitment" shall mean the Commitment for Title Insurance Order No. 06-05-1557-DTL regarding the Westward Ho Site dated August 31, 2006 and issued by the Title Company, including all schedules and exhibits thereto, and true and correct copies of all instruments giving rise to any exceptions to title to the Westward Ho Site.

ARTICLE II.
EXCHANGE

2.1   Exchange.

(a)   Barbary Coast. At the Closing and upon all the terms and subject to all of the conditions contained herein, Coast hereby agrees to transfer to Harrah's (or its designee), and Harrah's (or such designee) hereby agrees to receive from Coast, the Coast SPE Ownership Interest and to assume from Coast the Harrah's Assumed Liabilities pursuant to Section 3.1 hereof.

(b)   Ribbon Property and Westward Ho Site. At the Closing and upon all the terms and subject to all of the conditions contained herein, Harrah's hereby agrees to transfer to Coast (or its designee), and Coast (or such designee) hereby agrees to receive from Harrah's, the Harrah's SPE Ownership Interest and to assume from Harrah's the Coast Assumed Liabilities pursuant to Section 3.3 hereof.

2.2   Allocation of Consideration. Coast and Harrah's shall endeavor in good faith to agree on the allocation of the consideration for the Transaction (as determined for federal income tax purposes, including any assumed liabilities that are required to be treated as part of the consideration for federal income tax purposes) among the Barbary Coast Acquired Assets (and any other assets that are considered to be acquired for federal income tax purposes) on or prior to the Closing Date in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and applicable Nevada Law (the "Consideration Allocation"). If Harrah's and Coast have not agreed on the Consideration Allocation by the Closing Date, Harrah's and Coast shall endeavor in good faith to resolve such disagreement as promptly as practicable following the Closing Date. If Harrah's and Coast are unable to resolve such disagreement within sixty (60) days following the Closing Date, then any disputed matter(s) will be finally and conclusively resolved by an independent accounting firm of recognized national standing with no existing relationship with either party that is mutually selected by Harrah's and Coast (the "Auditor") as promptly as practicable, and such resolution(s) will be reflected in the Consideration Allocation. The fees and expenses of the Auditor shall be borne equally by Harrah's and Coast. Harrah's and Coast agree to (x) be bound by the Consideration Allocation, (y) act in accordance with the Consideration Allocation in the filing of all tax returns (including, without limitation, filing IRS Form 8594 (and any supplemental or amended Form 8594) with their United States federal income tax return for the taxable year that includes the Closing Date) and in the course of any tax audit, tax review or tax litigation relating thereto, and (z) take no position and cause its Affiliates to take no position inconsistent with the Consideration Allocation for tax purposes, unless

16

otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code. Notwithstanding anything herein to the contrary, for purposes of preparing the Consideration Allocation, Coast and Harrah's agree that no value will be allocated to any Section 197 intangibles in connection with the exchange of the Barbary Coast property (or the exchange of the Coast SPE Ownership Interests, as applicable).

2.3   Assignability and Consents.

(a)   Notwithstanding anything to the contrary contained in this Agreement, if the assignment or attempted assignment to Coast SPE of any Barbary Coast Acquired Assets or the subsequent assignment of the Coast SPE Ownership Interests to Harrah's is (i) prohibited by any applicable Law (other than a Law that operates to prevent the transfer of the Coast SPE Ownership Interest to Harrah's) or (ii) would require any authorizations, approvals, consents or waivers ("Approval") from a third Person and such Approval shall not have been obtained prior to the Closing (each, a "Non-Assignable Asset"), in either case, the Closing shall proceed, but the Closing shall not constitute the assignment of such Non-Assignable Asset, and this Agreement shall not constitute an assignment of such Non-Assignable Asset unless and until such Approval is obtained. During the Contract Period, Coast shall use its commercially reasonable efforts to obtain any Approval related to the Non-Assignable Assets. After the Closing, Coast shall continue to use its commercially reasonable efforts to obtain any Approval that has not been obtained related to the Non-Assignable Assets, and Harrah's shall cooperate with Coast in any commercially reasonable arrangement to provide Coast SPE or its successor with the benefits under such Non-Assignable Asset until such time as such Approval shall have been obtained, and Coast shall cooperate with Harrah's and Coast SPE or its successor in any such commercially reasonable arrangement, and, in such case, Coast SPE or its successor shall be liable to Coast in a fashion equivalent to what Coast SPE's or its successor's Liabilities would be under the Non-Assignable Asset if it were assigned. Coast shall promptly pay over to Coast SPE or its successor the net amount (after expenses and taxes) of all payments received by it after the Closing in respect of all Non-Assignable Assets. Notwithstanding the foregoing, this Section 2.3(a) shall not apply to any Approvals that are conditions to consummating the Transaction pursuant to Article IV below.

(b)   Once Approval for the sale, conveyance, assignment or transfer of any such Non-Assignable Asset is obtained, Coast shall assign and deliver such Non-Assignable Asset to Coast SPE or its successor at no additional cost to Harrah's or Coast SPE or its successor, and such Non-Assignable Asset shall thereafter constitute a Barbary Coast Acquired Asset. Notwithstanding anything to the contrary contained in this Agreement, Coast SPE or its successor shall not assume any Liabilities under a Non-Assignable Asset until it has been assigned to Coast SPE or its successor; provided, however, that Coast SPE or its successor shall be liable to Coast for performing its obligations under the commercially reasonable arrangements described in Section 2.3(a).

(c)   Except for delivery of the Assumed Contracts to Coast SPE by Coast, and as set forth in Section 2.3(a) and (b), Harrah's understands and agrees that it is solely Harrah's responsibility to obtain any and all operating agreements necessary to conduct business from and after the Closing Date, including, without limitation, replacement software license agreements for the software which will replace the Excluded Software. Harrah's shall also be responsible for obtaining new licenses and permits for the operation of Barbary Coast. Except as otherwise expressly provided in this Agreement, no licenses or permits will be transferred by Coast in connection with the transactions contemplated herein.

2.4   Ribbon Property and Westward Ho Site Due Diligence Materials. On or prior to the Effective Date and during the Contract Period, Harrah's shall provide, or cause to be provided, to Coast and Coast shall make available to Harrah's, copies of all material reports, studies and analyses that to Harrah's or Coast's knowledge, as applicable, is in their respective possession or control regarding the physical condition of the Ribbon Property and the Westward Ho Site, including without limitation, all reports, studies and analyses relating to Hazardous Materials and compliance with Environmental Requirements.

2.5   Barbary Coast Due Diligence Materials. On or prior to the Effective Date, Coast shall provide to Harrah's copies of all material reports, studies and analyses which, to Coast's knowledge, are in Coast's possession or control regarding the Barbary Coast Acquired Assets, including without limitation, all reports, studies and analyses relating to Hazardous Materials and compliance with Environmental Requirements.

2.6   Risk of Loss. Until the Closing Date, Coast shall bear the risk of any loss or damage to the Barbary Coast Acquired Assets from fire, casualty or other occurrence and Harrah's shall bear such risk with respect to the Barbary Coast Acquired Assets on and after the Closing Date. Until the Closing Date, Harrah's shall bear the risk of any loss or damage to the Ribbon Property and the Westward Ho Site from fire, casualty or other occurrence and Coast shall bear such risk with respect to the Ribbon Property and the Westward Ho Site on and after the Closing Date. For the avoidance of doubt, the parties acknowledge that no such fire, casualty or other occurrence at the Ribbon Property or Westward Ho Site shall give rise to any termination rights hereunder.

ARTICLE III.
LIABILITIES

3.1   Assumption of Liability by Harrah's. As a result of Harrah's acquisition of the Coast SPE Ownership Interest, Harrah's shall indirectly assume the following Liabilities of Coast (the "Harrah's Assumed Liabilities"):

(a)   all Liabilities relating to Coast SPE, any of the Barbary Coast Acquired Assets or arising from the ownership, operation, conduct of business or maintenance of the Barbary Coast or the Barbary Coast Acquired Assets accruing, arising out of, or relating to events or occurrences happening from and after the Closing, including all obligations and burdens arising in respect of any Assumed Contracts and all obligations and burdens arising out of or relating to the employment of the Transferred Employees on and after the Closing Date, including all obligations related to accrued and unused vacation time, sick time and other paid time off, if any, as of the Closing Date;

(b)   all Liabilities of Coast or Coast SPE with respect to reservations relating to the Barbary Coast, including hotel, restaurants and other facilities, and all room allocations agreements and banquet facility and service agreement made prior to the Closing by Coast in the

Ordinary Course of Business for dates on or after the Closing, and all Patron and Tenant Deposit Obligations; and

(c)   except as provided in Sections 4.3(b) and (e) and 7.16(a), all Taxes for a Post-Closing Tax Period attributable to, arising out of, relating to the ownership of, or imposed upon the Barbary Coast Acquired Assets.

3.2   Harrah's Excluded Liabilities. Notwithstanding anything contained herein to the contrary or by virtue of Harrah's acquisition of the Coast SPE Ownership Interest, Harrah's shall not be directly or indirectly liable for any Liabilities of Coast or its Affiliates and other than the Harrah's Assumed Liabilities, Coast and Boyd shall retain and Harrah's shall not be deemed to be assuming, liable, or responsible for, or taking subject to any Liabilities of Coast or its Affiliates, of any kind or nature whatsoever, whether known or unknown, fixed or contingent, including, without limitation, the following Liabilities ("Harrah's Excluded Liabilities"):

(a)   all Liabilities relating to the Coast SPE or any of the Barbary Coast Acquired Assets or arising from the ownership, operation, conduct of business or maintenance of the Barbary Coast or the Barbary Coast Acquired Assets accruing, arising out of, or relating to events or occurrences happening prior to the Closing Date, including, without limitation, all obligations and burdens arising in respect of any Assumed Contracts;

(b)   any Liability of Coast or Coast SPE arising out of or relating to the employment of the Reserved Employees, and any Liabilities of Coast arising out of or relating to the employment of the Transferred Employees prior to the Closing Date;

(c)   except as provided in Sections 4.3(b) and (e) and 7.16(a), all Taxes for a Pre-Closing Tax Period attributable to, arising out of, relating to the ownership of, or imposed upon the Barbary Coast Acquired Assets;

(d)   any Liability of Coast, Coast SPE any of their respective Affiliates that relates to any Excluded Asset;

(e)   any Environmental Damages relating to the Barbary Coast arising out of, or relating to, events or occurrences happening prior to the Closing Date;

(f)   any Liability of (x) Coast or any Person or entity which is now or ever has been a member of a "controlled group of corporations" with, under "common control" with, or a member of an "affiliated service group" with, as such terms are defined in Section 414(b), (c), (m), or (o) of the Code, (y) Coast with respect to any Coast Benefit Plan or any other "employee benefit plan," as defined in Section 3(3) of ERISA;

(g)   any Liability of Coast or its Affiliates arising out of or relating to, directly or indirectly, the termination of the Property Employees pursuant to Section 7.4 hereof, including, without limitation, all wages, bonuses, vacation pay, sick pay, benefit payments, payments due under employment contracts and other payments due and owing to such Property Employees through the date of their termination (other than as set forth in Section 3.1(a) hereof with respect to accrued and unused vacation time, sick time and other paid time off of the Transferred Employees), payroll taxes and any other costs of termination; and

(h)   any Liability incurred by Coast, Coast SPE or any of their respective Affiliates for expenses incurred on or before the Closing Date in connection with this Agreement and the Transaction, other than any Transfer Taxes that are to be borne by Harrah's pursuant to Section 7.16(a).

3.3   Assumption/Exclusion of Liability by Coast. As a result of the acquisition of Harrah's SPE Ownership Interest, Coast shall indirectly assume all Liabilities relating to the Harrah's SPEs and the Ribbon Property and the Westward Ho Site arising out of, or relating to events or occurrences happening from and after the Closing (the "Coast Assumed Liabilities").

ARTICLE IV.
CLOSING

4.1   Opening of Escrow. Within one (1) Business Day of the Effective Date, Harrah's and Coast shall open an escrow (the "Escrow") with the Title Company ("Escrow Holder"), by delivering a fully executed copy of this Agreement to Escrow Holder. Escrow Holder will execute the Joinder of Escrow Holder at the end of this Agreement and return fully executed copies hereof to Harrah's and Coast when Escrow has opened. Escrow shall be deemed open upon Escrow Holder's execution hereof. The Escrow Holder will be the reporting person pursuant to Section 6045(e) of the Code. The parties will execute such other customary escrow instructions reasonably required by the Escrow Holder so long as they are consistent with this Agreement.

4.2   Closing. Harrah's and Coast agree to a closing of the Escrow contemplated by this Agreement and exchange of the Coast SPE Ownership Interest and the Harrah's SPE Ownership Interest (the "Closing") on the later of (a) January 30, 2007, or (b) the date that is three (3) Business Days after the satisfaction or waiver of all of the conditions set forth in Sections 4.6 and 4.8 hereof, as either clause (a) or (b) may be extended pursuant to the terms hereof, at 12:01 a.m., Pacific time, unless another time shall be agreed to by the parties (the "Closing Date"); provided, however, that in no event shall the Closing Date be extended beyond April 1, 2007 (the "Outside Closing Date").

4.3   Closing Statement and Prorations.

(a)   Closing Statement. The Title Company or Escrow Holder shall prepare (with cooperation from Harrah's and Coast, as appropriate), and deliver to Harrah's and Coast for their review and approval no later than five (5) Business Days prior to the Closing, a written closing statement setting forth the prorations, allocations and adjustments of the items listed in this Section 4.3 with respect to the Transaction (the "Closing Statement"). The Closing Statement shall be executed and delivered by Coast and Harrah's at or before the Closing. Such prorations shall, subject to adjustment within sixty (60) days of Closing, be final and binding (absent manifest error) on Coast and Harrah's. At Closing there shall be a cash settlement of amounts owed by one party to the other as reflected in the Closing Statement.

(b)   Barbary Coast Property Taxes. All real and personal property, ad valorem or similar Taxes or assessments on the Barbary Coast Real Property or the Acquired Personal Property, as applicable (collectively, "Barbary Coast Property Taxes"), for the current property tax year that includes the Closing Date shall be prorated as of the Closing Date (which shall be determined on a per diem basis from the beginning of the current property tax year through the day prior to Closing) using the actual current tax bill and shall be credited to the appropriate party in the Closing Statement. Any Barbary Coast Property Taxes relating to Pre-Closing Tax Periods shall be the Liability of Coast. Any Barbary Coast Property Taxes relating to Post-Closing Tax Periods shall be the Liability of Harrah's. Any Barbary Coast Property Tax refunds or rebates attributable to Pre-Closing Tax Periods shall be the property of Coast, and Harrah's shall pay promptly to Coast any such amounts that it receives. Any Barbary Coast Property Tax refunds or rebates attributable to Post-Closing Tax Periods shall be the property of Harrah's, and Coast shall pay promptly to Harrah's any such amounts that it receives. The provisions of this Section 4.3(b) shall survive the Closing.

          (c)   Ribbon Property and Westward Ho Site Property Taxes. All real and personal property, ad valorem or similar Taxes or assessments on the Ribbon Property and the Westward Ho Site, as applicable (collectively, the "Ribbon/Westward Ho Property Taxes") for the current property tax year that includes the Closing Date shall be prorated as of the Closing Date (which shall be determined on a per diem basis from the beginning of the current property tax year through the day prior to Closing) using the actual current tax bill and shall be credited to the appropriate party in the Closing Statement. Any Ribbon/Westward Ho Property Taxes relating to Pre-Closing Tax Periods shall be the Liability of Harrah's. Any Ribbon/Westward Ho Property Taxes relating to Post-Closing Tax Periods shall be the Liability of Coast. Any Ribbon/Westward Ho Tax refunds or rebates attributable to Pre-Closing Tax Periods shall be the property of Harrah's, and Coast shall pay promptly to Harrah's any such amounts that it receives. Any Ribbon/Westward Ho Tax refunds or rebates attributable to Post-Closing Tax Periods shall be the property of Coast, and Harrah's shall pay promptly to Coast any such amounts that it receives. The provisions of this Section 4.3(c) shall survive the Closing.

          (d)   Utilities.

          (i)   Utility meters at the Barbary Coast will be read, to the extent that the utility company will do so, during the daylight hours on the day prior to the Closing Date, with charges to that time paid by Coast and charges thereafter paid by Harrah's.

          (ii)   Prepaid utility charges for the Barbary Coast shall be adjusted on the Closing Statement.

          (iii)   Charges for utilities for the Barbary Coast which are un-metered, or for meters which have not been read on the day prior to the Closing Date, will be prorated between Harrah's and Coast as of the Closing Date based upon utility billings received after the Closing. Coast or Harrah's, as appropriate, shall, upon receipt, submit a copy of the utility billings received after the Closing Date for any such charges to the other party and such other party shall pay its pro rata share of such charges to the party requesting payment within seven (7) days from the date of any such request.

          (iv)   Utilities for the Barbary Coast shall include electricity, gas, water and sewer.

(e)   Gaming Taxes. Coast shall be and remain liable for any fees or taxes due pursuant to NRS Chapter 463 and NRS Chapter 368A which accrue prior to the Time of Proration. Within thirty (30) days following the Closing Date, any fees or taxes which have been prepaid or advanced by Coast, for which Harrah's receives the benefit thereof shall be reimbursed to Coast by Harrah's. Coast shall be liable for all live entertainment taxes and any other fees or taxes pursuant to NRS Chapter 463 which accrue prior to the Closing Date and Harrah's shall be liable for all live entertainment taxes and any other fees or taxes pursuant to NRS Chapter 463 which accrue on or after the Closing Date. The provisions of this Section 4.3(e) shall apply notwithstanding any other provision of this Agreement.

(f)   Assumed Contracts. All income and expenses pursuant to the Assumed Contracts will be prorated between Coast and Harrah's as of the Time of Proration on the Closing Statement. Coast shall receive a credit on the Closing Statement for the amount of any prepaid rents related to periods after the Closing, security deposits, or other deposits previously paid by Boyd or Coast under the Assumed Contracts, less any such amounts paid to and collected by Coast under the Assumed Contracts. Any amounts received by Harrah's under the Assumed Contracts related to any period prior to the Time of Proration shall be promptly paid to Coast. Any amounts received by Coast under the Assumed Contracts related to any period after the Time of Proration shall be promptly paid to Harrah's. Any amounts due relating to the Excluded Assets or Harrah's Excluded Liabilities will be promptly paid by Coast.

(g)   Closing and Title Fees. Coast and Harrah's shall each pay one-half (1/2) of (x) the fees associated with the closing of Escrow, and (y) all Transfer Taxes as contemplated by Section 7.16(a) hereof. Coast shall bear (i) the cost of recording the Barbary Coast Deed, (ii) the cost of standard (CLTA) coverage of Harrah's Title Policy, (iii) the cost of all premiums, including without limitation, ALTA and extended coverage, and any endorsements required for the Underlying Property Title Policies, as Coast shall determine in its sole discretion, and (iv) the cost of all other due diligence investigations on the Ribbon Property and the Westward Ho Site undertaken by Coast. Harrah's shall bear (i) the cost of standard (CLTA) coverage of the Underlying Property Title Policies, (ii) the cost of all premiums, including without limitation, ALTA and extended coverage, and any endorsements required for Harrah's Title Policy, as Harrah's may determine in its sole discretion, and (iii) the cost of all other due diligence investigations on the Barbary Coast undertaken by Harrah's. All other costs or expenses not otherwise provided for in this Agreement shall be apportioned or allocated between Harrah's and Coast in the manner customary in Clark County, Nevada. All amounts spent by Harrah's for due diligence investigations of the Ribbon Property and/or the Westward Ho Site shall be paid by Harrah's. Subject to the applicable provisions of this Agreement, Harrah's shall pay, pursuant to the relevant agreement, the net prorations and closing costs due from the buyer to seller under the Ribbon Acquisition Agreement and the WH Acquisition Agreement.

(h)   Cooperation. In the event Coast and Harrah's agree that additional items should be prorated, allocated and/or adjusted between Coast and Harrah's, any such items shall be prorated, allocated and/or adjusted consistent with the provisions of this Section 4.3.

4.4   Operations Settlement. The items listed in subclauses (a) through (d) of this Section 4.4 shall be determined by the Operations Settlement. Any amounts determined to be due and owing to Coast pursuant to the Operations Settlement shall be paid for by Harrah's to

Coast by wiring of federal funds to the account designated by Coast, no later than 12:00 noon (Pacific Standard Time) on the day immediately following the Closing Date and any amounts determined to be due and owing to Harrah's pursuant to the Operations Settlement shall be paid for by Coast to Harrah's by wiring of federal funds to the account designated by Harrah's, no later than 12:00 noon (Pacific Standard Time) on the day immediately following the Closing Date. Each party shall bear its own costs of participation in the preparation of the Operations Settlement.

(a) Room Revenues. Room Revenues for the night that includes the Time of Proration shall be split equally between Harrah's and Coast pursuant to the Operations Settlement. Revenues, other than Room Revenues, of the Barbary Coast for the night that includes the Time of Proration shall belong solely to and be retained by Coast.

(b) Tray Ledger. Harrah's shall receive the Tray Ledger as of the Time of Proration from Coast pursuant to the Operations Settlement, and shall credit Coast in an amount equal to the value of the Tray Ledger.

(c) House Funds. Harrah's and Coast shall mutually agree upon a procedure for counting and determining all House Funds as of the Time of Proration, which amount shall in no event be less than required by applicable Law, and Harrah's shall pay to Coast as part of the Operations Settlement the amount of all House Funds. Harrah's shall have no obligation to purchase chips or tokens of other casinos, all of which shall be retained by Coast and are excluded from sale.

(d) Patron and Tenant Deposits Obligations. Harrah's shall be credited in an amount equal to all Patron and Tenant Deposit Obligations as of the Time of Proration from Coast pursuant to the Operations Settlement.

4.5 Adjustment For Progressive Liabilities and Accounts Receivable.

(a) Adjustment For Progressive Liabilities. Within two (2) Business Days following the Closing, Coast shall pay to Harrah's in immediately available funds an amount equal to the amounts shown as of the Time of Proration on the meters of: (a) Coast's in-house progressive slot machines located at the Barbary Coast (if not removed by the vendor at or before the Time of Proration), and (b) table games with an in-house progressive jackpot feature (if not removed by the vendor at or before the Time of Proration).

(b) The collection of all Accounts Receivable other than the Tray Ledger accruing prior to the Time of Proration (including receivables and revenues for food, beverages and telephone and casino credit) shall be the responsibility of Coast. Following the Closing, Harrah's shall not be obligated to collect any such Accounts Receivable or revenues, but if Harrah's, following the Closing, collects any Accounts Receivable, such amounts will be the property of Coast and will be promptly remitted to Coast. In addition, following the Closing, each of the parties shall reasonably cooperate with each other regarding the foregoing, and shall not enter into any relationship, agreement or take any action intended to frustrate the intent of this Section 4.5(b). The terms and conditions of this Section 4.5(b) shall survive the Closing.

4.6   Coast's Closing Conditions. The following constitute the conditions that must be satisfied or waived by Coast prior to Coast being obligated to close the Transaction ("Coast's Closing Conditions"):

(a)   Deliveries. Harrah's shall make all Harrah's Deliveries no later than one (1) Business Day prior to the Closing Date.

(b)   No Default. Harrah's shall not be in material breach of any of the terms or conditions of this Agreement and shall have performed, in all material respects, all covenants, agreements and obligations to be performed by it under this Agreement. Coast shall have received a certificate signed on behalf of Harrah's by an officer of Harrah's to such effect.

(c)   Related Transactions. The Ribbon Acquisition and the WH Acquisition shall have closed.

(d)   No Breach of Representations and Warranties. All representations and warranties of Harrah's contained in this Agreement (i) which are not qualified as to materiality or material adverse effect shall be true and correct in all material respects, and (ii) which are qualified as to materiality or material adverse effect shall be true and correct in all respects, each at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Coast shall have received a certificate signed on behalf of Harrah's by an officer of Harrah's to such effect.

(e)   No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction, statute, rule or regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of the Transaction or that makes it illegal for either party hereto to perform its obligations hereunder.

(f)   HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.

(g)   Governmental Approvals. Each of (i) Harrah's (or its designee), except as provided in Section 7.29 hereof, and (ii) Boyd and Coast (or their respective designees), shall have received any and all required Governmental Approvals.

(h)   No Termination. Neither party shall have terminated this Agreement pursuant to any other provision hereof.

(i)   Ribbon Title Commitment and Title Policy. Within five (5) Business Days prior to the Closing Date, Coast shall have received updates to the Ribbon Title Commitment, dated no earlier than ten (10) Business Days prior to the Closing Date, which updates shall not contain any additional material exceptions from the Ribbon Title Commitment delivered to Coast as of the Effective Date arising after the date of the Ribbon Property Title Policy (as defined below) and caused by Harrah's or its Affiliates (and shall include no monetary Liens, Encumbrances or other exceptions arising after the date of the Ribbon Property Title Policy and caused by Harrah's or its Affiliates, other than taxes and assessments that are not yet due and payable, except as previously approved by Coast). The Title Company shall have delivered, or be irrevocably committed to deliver, to the Harrah's Ribbon SPE an ALTA (Form 1992) Owner's Policy of Title Insurance with extended coverage and such endorsements thereto in the form of the Ribbon Property Pro Forma Title Policy attached hereto as Exhibit "R" (without material changes) (the "Ribbon Property Title Policy").

(j)   Westward Ho Title Commitment and Title Policy.   Within five (5) Business Days prior to the Closing Date, Coast shall have received updates to the WH Title Commitment, dated no earlier than ten (10) Business Days prior to the Closing Date, which updates shall not contain any additional material exceptions from the WH Title Commitment delivered to Coast as of the Effective Date arising after the date of the Westward Ho Title Policy (as defined below) and caused by Harrah's or its Affiliates (and shall include no monetary Liens, Encumbrances or other exceptions arising after the date of the Westward Ho Title Policy and caused by Harrah's or its Affiliates, other than taxes and assessments that are not yet due and payable, except as previously approved by Coast). The Title Company shall have delivered, or be irrevocably committed to deliver, to the Harrah's WH SPE an ALTA (Form 1992) Owner's Policy of Title Insurance with extended coverage and such endorsements thereto in the form of the Westward Ho Pro Forma Title Policy attached hereto as Exhibit "S" (without material changes) (the "Westward Ho Title Policy").

(k)   Westward Ho/Ribbon Property Deeds. The Westward Ho Deed and the Ribbon Property Deed shall have been recorded or shall be recorded upon release of Escrow.

4.7   Failure of Coast's Closing Conditions. If any Coast's Closing Condition has not been fulfilled within the applicable time periods, Coast may:

(a)   waive such condition and proceed to the Closing in accordance with this Agreement, without adjustment of the consideration or other terms hereof; or

(b)   subject to Section 7.29 hereof (solely as it relates to Section 4.6(g)(i) hereof), terminate this Agreement by written notice to Harrah's, in which case this Agreement shall terminate immediately upon receipt of such notice.

4.8   Harrah's Closing Conditions. The following constitute the conditions that must be satisfied or waived by Harrah's prior to Harrah's being obligated to close the Transaction contemplated by this Agreement ("Harrah's Closing Conditions"):

(a)   Deliveries. Coast shall make all Coast's Deliveries no later than one (1) Business Day prior to the Closing Date.

(b)   No Default. Coast shall not be in material breach of any of the terms or conditions of this Agreement and shall have performed, in all material respects, all covenants, agreements and obligations to be performed by it under this Agreement. Harrah's shall have received a certificate signed on behalf of Coast by an officer of Coast to such effect.

(c)   No Breach of Representations and Warranties. All representations and warranties of Coast contained in this Agreement (i) which are not qualified as to materiality or material adverse effect shall be true and correct in all material respects, and (ii) which are

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qualified as to materiality or material adverse effect shall be true and correct in all respects, each at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Harrah's shall have received a certificate signed on behalf of Coast by an officer of Coast to such effect.

(d)   Harrah's Title Policy. The Title Company shall be irrevocably committed to deliver to Harrah's or Harrah's designee an ALTA (Form 1992) Owner's Policy of Title Insurance dated as of Closing with extended coverage and such endorsements thereto in the form of the Barbary Coast Pro Forma Title Policy attached hereto as Exhibit "T" (without material changes) ("Harrah's Title Policy").

(e)   No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction, statute, rule or regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of the Transaction or that makes it illegal for either party hereto to perform its obligations hereunder.

(f)   HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.

(g)   Related Transactions. The Ribbon Acquisition and the WH Acquisition shall have closed.

(h)   Governmental Approvals. Each of Harrah's, Boyd and Coast, or their respective designees, shall have received any and all required Governmental Approvals.

(i)   No Termination. Neither party shall have terminated this Agreement pursuant to any other provision hereof.

4.9   Failure of Harrah's Closing Conditions. If any Harrah's Closing Condition has not been fulfilled within the applicable time periods, Harrah's may:

(a)   subject to Section 7.29 (as it relates to Section 4.8(h) hereof), waive such conditions, and proceed to the Closing in accordance with this Agreement, without adjustment of the consideration or other terms hereof; or

(b)   terminate this Agreement by written notice to Coast, in which case this Agreement shall terminate immediately upon delivery of such notice.

4.10   Closing Documents.

(a)   Coast's Closing Deliveries. No later than one (1) Business Day prior to the Closing Date, the documents set forth on Exhibit "L" shall be delivered by Coast ("Coast's Deliveries").

(b)   Harrah's Closing Deliveries. No later than one (1) Business Day prior to the Closing Date, the documents set forth on Exhibit "M" shall be delivered by Harrah's ("Harrah's Deliveries").

4.11   Escrow Holder Instructions. Escrow Holder shall record the Barbary Coast Deed and issue the Harrah's Title Policy on the day prior to the Closing Date, upon written instruction from Coast. When all required Harrah's Deliveries and Coast's Deliveries have been deposited into Escrow or otherwise delivered by the appropriate parties and when all other Harrah's Closing Conditions and Coast's Closing Conditions have been satisfied or waived, Escrow Holder shall, in the following order, (a) issue to Coast updates of the Underlying Property Title Policies, (b) deliver to the appropriate party all sums to be paid pursuant to the Closing Statement; and (c) deliver to Harrah's and Coast a fully executed original of each of the documents delivered to Escrow.

ARTICLE V.
TERMINATION AND REMEDIES

5.1   Termination. This Agreement may be terminated at any time prior to the Closing by written notice by the terminating party to the other party:

(a)   by mutual agreement of Harrah's and Coast;

(b)   by either Harrah's or Coast, if the Transaction shall not have been consummated on or prior to the Outside Closing Date; provided, however, that the right to terminate this Agreement under this Section 5.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before the Outside Closing Date;

(c)   by Coast, if Harrah's has breached any representation, warranty, covenant or agreement on the part of Harrah's set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 4.6(a), (b) or (d) and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Closing Date, and Harrah's is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 5.1(c);

(d)   by Harrah's, if Coast has breached any representation, warranty, covenant or agreement on the part of Coast set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 4.8(a), (b) or (c) and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Closing Date, and Coast is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 5.1(d);

(e)   by Coast pursuant to Section 4.7(b) hereof, for reasons other than those set forth in Section 5.1(c) above;

(f)   by Harrah's pursuant to Section 4.9(b) hereof, for reasons other than those set forth in Section 5.1(d) above;

(g)   by Harrah's or Coast pursuant to Section 7.10 or Harrah's pursuant to Section 7.11 hereof;

(h)   subject to Section 7.29 hereof, by either party, if any Gaming Authority has not approved Harrah's (or its designee) as the owner of Coast SPE and operator of the Barbary Coast on or before March 1, 2007; provided, however, that such date may be extended by Harrah's (with written notice to Coast) up to, but no later than, April 1, 2007, provided that (i) Harrah's is not then in breach of its obligations under this Agreement, (ii) at such time, Harrah's has fulfilled all of its obligations under this Agreement in all other respects, and (iii) such approvals are reasonably capable of being obtained on or prior to April 1, 2007; or

(i)   by either Harrah's or Coast if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the Transaction; provided, however, that the right to terminate this Agreement under this Section 5.1(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or materially contributed to, such action.

5.2   Effect of Termination. In the event of termination of this Agreement as provided in Sections 5.1(a), (b), (e), (f), (g), (h) or (i), this Agreement shall immediately become void and there shall be no liability or further obligation on the part of Harrah's or Coast; provided, however, that nothing contained in this Section 5.2 shall relieve or limit the liability of either party to this Agreement for any fraudulent or willful breach of this Agreement or matters which survive the termination of this Agreement.

5.3   Remedy. The parties hereto agree that the Barbary Coast Real Property, the Ribbon Property and the Westward Ho Site are each a unique asset and that damages suffered by Harrah's or Coast as a result of a breach of this Agreement by the other party would be impracticable to determine. Accordingly, the parties hereto agree that each of the other parties hereto shall be entitled to seek specific performance of the terms of this Agreement in the event of a breach of the terms of this Agreement.

ARTICLE VI.
REPRESENTATIONS, WARRANTIES AND INDEMNITIES

6.1   As-Is Transfer of Barbary Coast Acquired Assets.

(a)   The Barbary Coast Acquired Assets shall be conveyed "as-is, where-is", and Coast has made and is making no statements, representations, or warranties whatsoever with respect to the Barbary Coast except as specifically set forth herein. Harrah's represents and warrants that it is relying upon its own inspection, investigation and analysis of the Barbary Coast Acquired Assets in acquiring the Barbary Coast Acquired Assets and is not relying in any way upon any representations, statements, agreements, warranties, studies, reports, descriptions, guidelines or other information or material furnished by Coast or its Representatives, whether oral or written, express or implied, of any nature whatsoever regarding any of the foregoing matters, other than the representations, warranties, covenants and other obligations of Coast specifically set forth in this Agreement.

(b)   Harrah's acknowledges and agrees that, except as set forth in this Agreement, Coast has not, does not and will not make any representation or warranty with regard to compliance with any environmental protection, pollution or land use Laws, including but not limited to, those pertaining to the handling, generating, treating, storing or disposing of any Hazardous Materials with respect to the Barbary Coast.

(c)   Harrah's acknowledges and agrees that any studies, reports, descriptions, guidelines or other information or material furnished by Boyd or Coast or any of their respective Affiliates to Harrah's have been furnished without representation or warranty of any kind, and that Harrah's is not deemed to be in privity of contract with any of the entities which prepared such reports or other documents as the result of the delivery of the same to Harrah's. Neither Boyd nor Coast is assuming any Liability or responsibility whatsoever by providing any of such reports or other documents to Harrah's, and both Boyd and Coast expressly disclaim any responsibility for any statements contained in any such reports or other documents.

6.2   <u>As-Is Transfer of Rights In, and No Representations or Warranties Regarding, Ribbon Property and Westward Ho Site</u>.

(a)   Coast acknowledges, represents and warrants that the Ribbon Property and the Westward Ho Site are being conveyed "as-is, where-is" and that Harrah's has made and is making no statements, representations or warranties whatsoever with respect to the Ribbon Property or the Westward Ho Site. Coast further acknowledges, represents and warrants that Harrah's has made and is making no statements, representations or warranties whatsoever with respect to its rights to acquire the Ribbon Property or the Westward Ho Site except as set forth in this Agreement (including any exhibits or schedules attached hereto). Coast represents and warrants that it is relying upon its own inspection, investigation and analysis of the Ribbon Property and the Westward Ho Site in acquiring the Ribbon Property and the Westward Ho Site and is not relying in any way upon any representations, statements, agreements, warranties, studies, reports, descriptions, guidelines or other information or material furnished by Harrah's or its Representatives, whether oral or written, express or implied, of any nature whatsoever regarding any of the foregoing matters.

(b)   Coast acknowledges and agrees that Harrah's has not, does not and will not make any representation or warranty with regard to compliance with any environmental protection, pollution or land use Laws, including but not limited to, those pertaining to the handling, generating, treating, storing or disposing of any Hazardous Materials with respect to the Ribbon Property or the Westward Ho Site.

(c)   Coast acknowledges and agrees that any studies, reports, descriptions, guidelines or other information or material furnished by Harrah's or any of its Affiliates to Coast have been furnished without representation or warranty of any kind, and that Coast is not deemed to be in privity of contract with any of the entities which prepared such reports or other documents as the result of the delivery of the same to Coast. Harrah's is not assuming any

Liability or responsibility whatsoever by providing any of such reports or other documents to Coast, and Harrah's expressly disclaims any responsibility for any statements contained in any such reports or other documents.

6.3   Representations and Warranties of Harrah's. Except as set forth herein and in the disclosure letter delivered by Harrah's to Coast on the date of this Agreement (the "Harrah's Disclosure Letter"), Harrah's represents and warrants to Coast that the statements contained in this Section 6.3 are true and correct (a) as of the date hereof and (b) as of the Closing. The Harrah's Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 6.3 and the disclosure in any paragraph shall qualify other paragraphs in this Section 6.3:

(a)   Organization of Harrah's. Harrah's is a duly organized and validly existing corporation formed under the laws of the State of Delaware and in good standing under the laws of the State of Nevada, and the persons executing this Agreement and the documents to be delivered at Closing on behalf of Harrah's are and will be duly authorized so as to fully and legally bind Harrah's.

(b)   Authorization; Binding Effect. This Agreement and all other agreements, documents and instruments to be executed in connection herewith have been or will be prior to execution effectively authorized by all necessary corporate action, which authorizations remain in full force and effect, and no other corporate, partnership or other proceedings on the part of Harrah's are required to authorize this Agreement and the Transaction. This Agreement constitutes the legal, valid and binding obligation of Harrah's and is enforceable in accordance with its terms against Harrah's subject only to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles affecting or limiting the rights of contracting parties generally. Harrah's has all requisite power and authority to own or lease its properties and assets and to operate and carry on its business as now being conducted.

(c)   No Conflict. The execution, delivery and performance of this Agreement by Harrah's does not, and the consummation by Harrah's of the Transaction will not (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Harrah's, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract, agreement or obligation to which Harrah's is a party or by which Harrah's, either Harrah's SPE, or (following the acquisition thereof by such applicable Harrah's SPE) the Westward Ho Site or the Ribbon Property, may be bound, (iii) subject to the governmental filings and other matters referred to in Section 6.3(d), conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Harrah's, either Harrah's SPE, or (following the acquisition thereof by such applicable Harrah's SPE) the Westward Ho Site or the Ribbon Property, or (iv) result in the creation or imposition of any Encumbrance of any nature whatsoever upon either Harrah's SPE, the Westward Ho Site or the Ribbon Property, except in the case of clauses (ii), (iii) and (iv), for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses, Encumbrances or failures to obtain any such consent or waiver which would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on the business or financial condition of Harrah's or either Harrah's SPE, or (y) materially impair or materially delay the Closing.

(d) Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Harrah's in connection with the execution and delivery of this Agreement by Harrah's or the consummation by Harrah's of the transactions to which it is a party that are contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), (ii) any approvals and filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Barbary Coast owned and operated by Harrah's, and (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Harrah's conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on the business or financial condition of Harrah's, either Harrah's SPE, or the Barbary Coast Acquired Assets, or (y) materially impair or materially delay the Closing.

(e) Underlying Agreements. (i) Each of the Underlying Agreements is valid and binding upon Harrah's (and, to Harrah's knowledge, on all other parties thereto), in accordance with its terms and is in full force and effect, in all material respects, (ii) there is no material breach or violation of or default by Harrah's (and, to Harrah's knowledge, any other parties thereto) under any of the Underlying Agreements, and (iii) no event has occurred with respect to Harrah's (and, to Harrah's knowledge, with respect to any other parties thereto), which, with notice or lapse of time or both, would constitute a material breach, violation or default of, or give rise to a right of termination under, either of the Underlying Agreements.

(f) Brokers. Harrah's has engaged CB Richard Ellis ("CBRE") to act as its broker in connection with the transactions contemplated by this Agreement. The fee to be paid to CBRE for its services will be paid by Harrah's pursuant to a separate agreement with CBRE. Other than CBRE, Harrah's has not employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement and shall indemnify and hold Coast and their respective Affiliates harmless from any party claiming a brokerage commission, finder's fee or other claim through Harrah's.

(g) Litigation. (i) There is no action, suit or proceeding, claim, arbitration or investigation against Harrah's, the Harrah's SPEs or their respective Affiliates pending, or as to which Harrah's, the Harrah's SPEs or their respective Affiliates has received any written notice of assertion or, to the knowledge of Harrah's, the Harrah's SPEs or their respective Affiliates, relating to the Ribbon Property or the Westward Ho Site, before any court, arbitrator, or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would be reasonably likely to (x) have a material adverse effect on the business or financial condition of Harrah's or either Harrah's SPE, or (y) materially impair or materially delay the Closing, and (ii) there is no judgment, order, injunction or decree

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of any Governmental Entity outstanding against Harrah's, either Harrah's SPE or their respective Affiliates that would be reasonably likely to have any effect referred to in clauses (x) or (y) above.

(h)   Licensability of Principals. Except for such matters which would not adversely affect, or materially delay the performance of Harrah's obligations hereunder or the consummation of the Transaction, (i) neither Harrah's nor any of its Representatives or Affiliates has ever been denied a gaming license by a Governmental Entity or Gaming Authority, (ii) Harrah's and each of its Representatives and Affiliates is in good standing under the Gaming Laws in each of the jurisdictions in which Harrah's or any of its Affiliates owns or operates gaming facilities and (iii) to Harrah's knowledge, there are no facts, which if known to the regulators under the Gaming Laws, would be reasonably likely to result in the denial of the gaming licenses required to be obtained by Harrah's pursuant to this Agreement.

(i)   Permits; Compliance with Gaming Laws.

(i)   Harrah's and, to its knowledge, each of its directors, officers, key employees, Persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all approvals and licenses under the Gaming Laws), necessary to conduct the business and material operations of Harrah's (the "Harrah's Permits"), each of which is in full force and effect in all material respects and no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Harrah's Permit that currently is in effect, the loss of which either, individually or in the aggregate, could have a material adverse effect on the business, financial condition or results from operations of Harrah's. Harrah's and, to its knowledge, each of its directors, officers, key employees and Persons performing management functions similar to officers and partners, are in compliance with the terms of the Harrah's Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on the business, financial condition or results from operations of Harrah's. Harrah's has not received a notice of any investigation or review by any Governmental Entity that is pending, and, to the knowledge of Harrah's, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on the business, financial condition or results from operations of Harrah's.

(ii)   Except as disclosed in Section 6.3(i) of the Harrah's Disclosure Letter, to the knowledge of Harrah's, there are no facts, which if known to the regulators under the Gaming Laws applicable to Harrah's would be reasonably likely to result in the revocation, limitation or suspension of a license, finding of suitability, registration, permit or approval of them, or any of their officers, directors, key employees or Person performing management functions similar to an officer or partner or limited partner under any Gaming Laws.

(j)   Organization of Harrah's SPEs. (i) Harrah's WH SPE and Harrah's Ribbon SPE are duly organized and validly existing in their respective states of formation and in good standing under the laws of the State of Nevada, and the persons executing the documents to be delivered at Closing on behalf of Harrah's WH SPE and Harrah's Ribbon SPE will be duly authorized so as to fully and legally bind Harrah's WH SPE and Harrah's Ribbon SPE respectively; (ii) each of Harrah's WH SPE and Harrah's Ribbon SPE will properly be treated at all times prior to the Closing as disregarded as an entity separate from its sole owner for federal income tax purposes and Harrah's will not elect or cause Harrah's WH SPE or Harrah's Ribbon SPE to elect to treat Harrah's WH SPE or Harrah's Ribbon SPE as an association taxable as a corporation for federal tax purposes; and (iii) Harrah's directly owns one hundred percent (100%) of the issued and outstanding members' interest in the parent entity of each of the Harrah's SPEs, and the parent entity of each of the Harrah's SPEs directly owns one hundred percent (100%) of the issued and outstanding member's interest in either of Harrah's WH SPE or Harrah's Ribbon SPE.

(k)   Authorization and Binding Effect on Harrah's SPEs. All agreements, documents and instruments to be executed in connection herewith by Harrah's WH SPE or Harrah's Ribbon SPE will be prior to execution effectively authorized by all necessary limited liability company action, which authorizations remain in full force and effect, and no other corporate, partnership, limited liability company or other proceedings on the part of Harrah's WH SPE or Harrah's Ribbon SPE are required to authorize this Agreement and the Transaction.

(l)   No Conflict and no Liabilities for Harrah's SPEs. The consummation by Harrah's WH SPE and Harrah's Ribbon SPE of the Transaction will not, conflict with, or result in any violation or breach of, any provision of the organizational documents of Harrah's WH SPE or Harrah's Ribbon SPE respectively. Other than with respect to Taxes relating to any Pre-Closing Tax Periods, neither Harrah's SPE has any Liabilities.

(m)   Consents of Harrah's SPEs. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to either Harrah's SPE in connection with the consummation by Harrah's SPEs of the Transaction, except for (i) the filing of the pre-merger notification report under the HSR Act (ii) any approvals and filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Barbary Coast, and (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which either Harrah's SPE conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on the business or financial condition of either Harrah's SPE, or (y) materially impair or materially delay the Closing.

(n)   Non-Foreign Person. The Harrah's Affiliate that is, for federal income tax purposes, the owner of the Ribbon Property and the Westward Ho Site is not a "foreign person" within the meaning of Section 1445 of the Code.

6.4   Representations and Warranties of Coast. Except as set forth herein and in the disclosure letter delivered by Coast to Harrah's on the date of this Agreement (the "Coast

Disclosure Letter"), Coast represents and warrants to Harrah's that the statements contained in this Section 6.4 are true and correct (a) as of the date hereof and (b) as of the Closing. The Coast Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 6.4 and the disclosure in any paragraph shall qualify other paragraphs in this Section 6.4:

(a)   Organization. Coast is a duly organized and validly existing corporation formed under the laws of the State of Nevada and is in good standing under the Laws of the State of Nevada, and the persons executing this Agreement and the documents to be delivered at Closing on behalf of Coast are and will be duly authorized so as to fully and legally bind Coast.

(b)   Authorization; Binding Effect. This Agreement and all other agreements, documents and instruments to be executed in connection herewith have been or will be prior to execution effectively authorized by all necessary corporate action, which authorizations remain in full force and effect, and no other corporate, partnership, limited liability company or other proceedings on the part of Coast are required to authorize this Agreement and the Transaction. This Agreement constitutes the legal, valid and binding obligation of Coast and is enforceable in accordance with its terms against Coast subject only to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles affecting or limiting the rights of contracting parties generally. Coast has all requisite power and authority to own or lease its properties and assets and to operate and carry on its business as now being conducted.

(c)   No Conflict. The execution, delivery and performance of this Agreement by Coast does not, and the consummation by Coast of the Transaction will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Coast, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract, agreement or obligation to which Coast is a party or by which Coast, Coast SPE or the Barbary Coast Acquired Assets may be bound, (iii) subject to the governmental filings and other matters referred to in Section 6.4(d), conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Coast, Coast SPE or the Barbary Coast Acquired Assets, or (iv) result in the creation or imposition of any lien, charge, security interest or encumbrance of any nature whatsoever upon Coast SPE or the Barbary Coast Acquired Assets, except in the case of clauses (ii), (iii) and (iv), for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses, Encumbrances or failures to obtain any such consent or waiver which would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on the business or financial condition of Coast or, following the Transfer, Coast SPE, or (y) materially impair or materially delay the Closing.

(d)   Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Coast in connection with the execution and delivery of this Agreement by Coast or the consummation by Coast of the Transaction, except for (i) the filing of the pre-merger notification report under the HSR Act (ii) any approvals and filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Barbary Coast, and (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Coast conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on the business or financial condition of Coast, or the Barbary Coast Acquired Assets, or (y) materially impair or materially delay the Closing

(e)   Title and Real Property Matters.

(i)   Coast has good and marketable fee simple title to the Barbary Coast Acquired Assets, free and clear of any and all Liens, Encumbrances, leases, subleases, assignments, occupancy agreements, options or agreements to purchase, options or agreements to lease, assessments, defects, claims or exceptions, except for the Permitted Encumbrances, the Assumed Contracts and those title matters required to be removed (or cured) to deliver the Barbary Coast Pro Forma Title Policy pursuant to Section 4.8(d). At Closing Coast SPE will have, good and marketable fee simple title to the Barbary Coast Acquired Assets, free and clear of any and all Liens, Encumbrances, leases, subleases, assignments, occupancy agreements, options or agreements to purchase, options or agreements to lease, assessments, defects, claims or exceptions, except for the Permitted Encumbrances and the Assumed Contracts. Except as set forth in Section 6.4(e) of the Coast Disclosure Letter, to Coast's knowledge there are no material defects in the physical condition of the Barbary Coast Real Property or the improvements located on the Barbary Coast Real Property. Except as set forth in Section 6.4(e) of the Coast Disclosure Letter, to Coast's knowledge the Barbary Coast and the Barbary Coast Acquired Assets are not in material violation of any Laws applicable to Coast. To the best of Coast's knowledge, there are no material defects in the physical condition of the Barbary Coast Acquired Assets. Except as disclosed in Section 6.4(e) of the Coast Disclosure Letter, no portion of the Barbary Coast Real Property or the roads immediately adjacent to and currently utilized to access the Barbary Coast Real Property is situated in a "Special Flood Hazard Area," as set forth on a Federal Emergency Management Agency Flood Insurance Rate Map or Flood Hazard Boundary Map.

(ii)   Except as set forth in Section 6.4(e) of the Coast Disclosure Letter, Coast has not received written notice of, and, to Coast's knowledge there is not, any action, proceeding or litigation pending (and, to Coast's knowledge, overtly contemplated or threatened) (A) (x) to take all or any portion of the Barbary Coast Real Property, or any interest therein, by eminent domain, (y) to modify the zoning of, or other governmental rules or restrictions applicable to, the Barbary Coast Real Property or the use or development thereof, or (z) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Barbary Coast Real Property, which, in each case, would be reasonably likely to interfere with the use, ownership and/or operation of the Barbary Coast Real Property; or (B) otherwise relating to the Barbary Coast Real Property or the interests of Coast therein, except for such actions, proceedings or litigation which, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the Barbary Coast Acquired Assets or the operation of the Barbary Coast.

(iii)   Except as set forth in Section 6.4(e) of the Coast Disclosure Letter, the Barbary Coast Real Property is connected to and serviced by adequate water, sewage disposal, gas and electricity facilities and all material systems (including, without limitation, heating, air conditioning, electrical, plumbing and fire/life safety systems) for the basic operation of the Barbary Coast Real Property are operable and in good condition (ordinary wear and tear excepted), except as would not be reasonably likely to materially interfere with the use, ownership and/or operations of the Barbary Coast Real Property.

(iv)   Other than the Assumed Contracts, there are no contracts, commitments, letters of intent or other obligations outstanding for the sale, exchange, material encumbrance, lease or transfer of the Barbary Coast Real Property, or any portion of it.

(v)   The Motor Vehicles are all of the motor vehicles owned by Coast or its Affiliates and used primarily in the operation of the Barbary Coast, other than vehicles currently used in any shuttle services between Boyd properties.

(f)   Environmental Matters. Except as set forth in Section 6.4(f) of the Coast Disclosure Letter, to Coast's knowledge, at or in connection with the Barbary Coast Acquired Assets (i) there has been no release into the environment of any Hazardous Materials, (ii) there have not been nor are there currently any Environmental Conditions at, on, under or otherwise associated with the Barbary Coast Acquired Assets, and (iii) there are no Environmental Damages, and (iv) there have not been nor are there currently any violations or noncompliance with any applicable Environmental Requirement at or otherwise associated with the Barbary Coast Acquired Assets, except in each case which, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the Barbary Coast Acquired Assets or the operation of the Barbary Coast. Except as set forth in Section 6.4(f) of the Coast Disclosure Letter, no portion of the Barbary Coast Real Property, to Coast's knowledge, was the former site of any public or private landfill, dump site, retention basin or settling pond, oil or gas drilling operations, or experimentation, processing, refining, reprocessing, recovery or manufacturing operation for any petrochemicals. Coast is not subject to any pending or, to Coast's knowledge, threatened enforcement or investigatory action by any governmental agency regarding an Environmental Requirement with respect to the Barbary Coast Acquired Assets.

(g)   Financial Information. Schedule 6.4(g) hereto contains a true and complete copy of the unaudited financial information relating to the Barbary Coast for the fiscal years ended December 31, 2004 and December 31, 2005 and the year to date unaudited financial information for the period ended June 30, 2006 (the "Financial Information"). The Financial Information was prepared, in all material respects, to conform to GAAP in effect at the time of such preparation applied on a consistent basis throughout the periods involved and fairly presented in all material respects the consolidated financial position of the Barbary Coast as of such date.

(h)   No Undisclosed Liabilities. Except (i) as set forth in the Financial Information, (ii) for the Harrah's Excluded Liabilities, and (iii) for Liabilities incurred since June 30, 2006 in the Ordinary Course of Business of the Barbary Coast, Coast has no Liabilities which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operation of the Barbary Coast Acquired Assets. Other than the Harrah's Assumed Liabilities, Coast SPE has no Liabilities prior to the Closing.

(i) <u>Contracts and Encumbrances</u>. <u>Schedule 6.4(i)</u> hereto contains a list of each material (i) contract, (ii) lease, (iii) equipment lease, (iv) agreement, or (v) other third party arrangement that relates to the Barbary Coast (the "<u>Barbary Coast Contracts</u>"). Coast has provided true, correct and complete copies of each Assumed Contract to Harrah's. Each of the Assumed Contracts is valid and binding upon Coast (or the Affiliate of Coast that is party thereto), and, to Coast's knowledge, on all other parties thereto, in accordance with its terms and is in full force and effect. Except as disclosed in <u>Section 6.4(i)</u> of the Coast Disclosure Letter, and other than those that would not individually or in the aggregate have a material adverse effect on the business, financial condition or results of operation of the Barbary Coast Acquired Assets, (i) there is no breach or violation of or default by Coast (or the Affiliate of Coast that is party thereto) under any of the Barbary Coast Contracts, whether or not such breach, violation or default has been waived, and (ii) no event has occurred with respect to Coast (or the Affiliate of Coast that is party thereto), which, with notice or lapse of time or both, would constitute a breach, violation or default of, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a lien, prepayment or acceleration under, any of the Barbary Coast Contracts.

(j) <u>Litigation</u>. Except as set forth in <u>Section 6.4(j)</u> of the Coast Disclosure Letter, (i) there is no action, suit or proceeding, claim, arbitration or investigation against Coast, Coast SPE or their respective Affiliates, pending, or as to which Coast, Coast SPE or their respective Affiliates has received any written notice of assertion or, to Coast's knowledge, threatened against Coast, Coast SPE or their respective Affiliates relating to the Barbary Coast Acquired Assets, before any court, arbitrator, or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would be reasonably likely to (x) have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets, (y) materially impair or materially delay the consummation of the Transaction, and (ii) there is no judgment, order, injunction or decree of any Governmental Entity outstanding against, Coast, Coast SPE or their respective Affiliates that would be reasonably likely to have any effect referred to in clauses (x) or (y) above.

(k) <u>Permits; Compliance with Gaming Laws</u>. (i) Coast and, to Coast's knowledge, each of its directors, officers, persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws), necessary to conduct the business and material operations conducted at the Barbary Coast or related to the Barbary Coast Acquired Assets (the "<u>Coast Permits</u>"), each of which is in full force and effect in all material respects and no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Coast Permit that currently is in effect, the loss of which either, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets. Coast and, to Coast's knowledge, its directors, officers, key employees and persons performing management functions similar to officers and partners, are in compliance with the terms of the Coast Permits, except for such failures to comply could be reasonably likely to have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets. To Coast's knowledge, the business conducted by Coast at the Barbary Coast is not being conducted in violation of any Law of any Governmental Entity (including, without limitation, any Gaming Laws), except for possible violations which, individually or in the aggregate, do not and would not be reasonably likely to have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets. Coast has not received a notice of any investigation or review by any Governmental Entity with respect to the Barbary Coast or the Barbary Coast Acquired Assets that is pending, and, to Coast's knowledge, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not be reasonably likely to have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets.

(ii)   Except as set forth in Section 6.4(k) of the Coast Disclosure Letter, neither Coast nor, to Coast's knowledge, any of its directors, officers, key employees or persons performing management functions similar to officers or partners has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since July 1, 2004, or relating to any violation or possible violation of the Gaming Laws applicable to Coast that primarily related to actions or inactions involving the Barbary Coast which did or would be reasonably likely to result in fines or penalties of Fifty Thousand Dollars ($50,000) or more. To Coast's knowledge, there are no facts, which if known to the regulators under the Gaming Laws applicable to Coast would be reasonably likely to result in the revocation, limitation or suspension of a license, finding of suitability, registration, permit or approval of them, or any of their officers, directors, key employees or Persons performing management functions similar to an officer or partner or limited partner under any Gaming Laws.

(l)   Labor Matters. Coast has provided or made available to Harrah's a list setting forth (i) as of the date hereof, the names and job titles (or positions held) of each of the Property Employees and (ii) as of the date hereof, the current annual base salary (or hourly rate) and most recent bonus paid. To Coast's knowledge and except as set forth in Section 6.4(l) of the Coast Disclosure Letter: (w) Coast is not a party to any collective bargaining agreement applicable to employees at the Barbary Coast and to Coast's knowledge, there are no activities or proceedings of any labor union to organize any non-unionized employees at the Barbary Coast; (x) there are no pending demands for arbitration on behalf of any of the past or present employees of Coast or its Affiliates with regard to the Barbary Coast, of which Coast has received notice, under any such collective bargaining agreement related to the Barbary Coast; (y) there are no unfair labor practice charges, complaints or petitions for elections pending against Coast regarding the Property Employees before the National Labor Relations Board, or any similar labor relations governmental bodies, or, of which Coast has received notice, and (z) there is no strike, slowdown, work stoppage or lockout, or, to Coast's knowledge, threat thereof, by or with respect to any Property Employees.

(m)   Employee Benefits. (i) Section 6.4(m) of the Coast Disclosure Letter sets forth an accurate and complete list of all (A) "employee welfare benefit plans," within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA"); (B) "employee pension benefit plans," within the meaning of Section 3(2) of ERISA; and (C) material bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, commitments and/or practices (whether or not insured) for the Property Employees (all of the foregoing plans, programs, arrangements, commitments, practices and contracts referred to in (A), (B) and (C) above are referred to, the "Coast Benefit Plans").

(ii)   True and complete copies of each of the following documents have been made available by Coast to Harrah's: (A) each of the Coast Benefit Plans and (B) the most recent Internal Revenue Service determination or opinion letter relating to any Coast Benefit Plan intended to be qualified under Section 401(a) of the Code.

(n)   Transactions with Affiliates. Except as set forth in Section 6.4(n) of the Coast Disclosure Letter, from April 14, 2006 through the Effective Date, there are no transactions, agreements, contracts, arrangements or understandings between Coast on the one hand, and Coast's Affiliates, on the other hand, with respect to the ownership and/or operation of the Barbary Coast Acquired Assets that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act of 1933, as amended.

(o)   Brokers. Coast has not employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder's fees in connection with the Transaction contemplated by this Agreement and shall indemnify and hold Harrah's and its Affiliates harmless from any party claiming a brokers commission, finder's fee or other claim through Coast.

(p)   Non-Foreign Person. Coast is not a "foreign person" within the meaning of Section 1445 of the Code.

(q)   Organization of Coast SPE. (i) Coast SPE will be duly organized and validly existing in its state of formation and in good standing under the laws of the State of Nevada, and the persons executing the documents to be delivered at Closing on behalf of Coast SPE will be duly authorized so as to fully and legally bind Coast SPE; (ii) Coast SPE will properly be treated at all times prior to the Closing as disregarded as an entity separate from its sole owner for federal income tax purposes and Coast will not elect or cause Coast SPE to elect to treat Coast SPE as an association taxable as a corporation for federal tax purposes; and (iii) Coast will own one hundred percent (100%) of the issued and outstanding member's interest in Coast SPE.

(r)   Authorization and Binding Effect on Coast SPE. All agreements, documents and instruments to be executed in connection herewith by Coast SPE will be prior to execution effectively authorized by all necessary limited liability company action, which authorizations remain in full force and effect, and no other corporate, partnership, limited liability company or other proceedings on the part of Coast SPE are required to authorize this Agreement and the Transaction.

(s)　　No Conflict and no Liabilities for Coast SPE. The consummation by Coast SPE of the Transaction will not, conflict with, or result in any violation or breach of, any provision of the organizational documents of Coast SPE. Other than with respect to the Harrah's Assumed Liabilities and Taxes which are the responsibility of Harrah's pursuant to Section 4.3(b) hereof, Coast SPE has no Liabilities.

(t)　　Consents of Coast SPE. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Coast SPE in connection with the consummation by Coast SPE of the Transaction, except for (i) the filing of the pre-merger notification report under the HSR Act (ii) any approvals and filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Barbary Coast, and (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Coast SPE conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to (x) have a material adverse effect on the business or financial condition of Coast SPE (following the Transfer), or (y) materially impair or materially delay the Closing.

6.5　　Survival of Representations and Warranties. The representations and warranties of Harrah's and Coast in this Agreement shall survive the Closing for a period of one (1) year. The parties intend for the preceding sentence to shorten the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 6.5, no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the one (1) year survival period. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing, without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time). The termination of the representations and warranties provided herein shall not affect a party in respect of any claim made by such party in reasonable detail in a writing received by indemnifying party prior to the expiration of the survival period provided herein.

6.6　　Indemnities.

(a)　　Indemnification by Coast. Subject to Section 6.6(f)(ii), from and after the Closing, Coast shall indemnify, save and hold harmless Harrah's and its Affiliates and their respective Representatives (each, a "Harrah's Indemnified Party" and collectively, the "Harrah's Indemnified Parties") from and against any and all Damages, incurred in connection with, arising out of, or resulting from: (i) any breach of any representation or warranty made by Coast in this Agreement (provided, that the claim is made within the period provided in Section 6.5 hereof); (ii) any breach of any covenant or agreement made, or to be performed, by Coast in this Agreement; (iii) the Coast Assumed Liabilities; (iv) the Harrah's Excluded Liabilities; or (v) except as provided in Sections 4.3(b), (c) and (e) and Section 7.16(a), all Taxes of Coast and its

Affiliates (other than any unpaid taxes of Harrah's and its Affiliates which become the liability of Coast and its Affiliates solely as a result of being a transferee or successor).

(b)   Indemnification by Harrah's. Subject to Section 6.6(f)(ii), from and after the Closing, Harrah's shall indemnify, save and hold harmless Coast and its Affiliates (each, a "Coast Indemnified Party" and collectively, the "Coast Indemnified Parties") from and against any and all Damages incurred in connection with, arising out of, or resulting from (i) any breach of any representation or warranty made by Harrah's in this Agreement or the Underlying Agreements (provided, that the claim is made within the period provided in Section 6.5 hereof); (ii) any breach of any covenant or agreement made, or to be performed, by Harrah's in this Agreement; (iii) any claim by The Yarrow, LLC, with respect to the Ribbon Acquisition Agreement, or by Tharaldson, with respect to the Westward Ho Acquisition Agreement, that Harrah's breached any covenant or agreement with respect to the applicable Underlying Agreement; (iv) the Harrah's Assumed Liabilities; (v) the ownership, use, operation, conduct of business or maintenance of the Barbary Coast Acquired Assets, after the Closing Date; (vi) any event or occurrence caused by, created by, or directly arising out of Harrah's or any of its Affiliates ownership, use, operation, conduct of business or maintenance of, (x) either Harrah's SPE, or (y) the Ribbon Property or the Westward Ho Site, as applicable, prior to the Closing Date; (vii) any third party claim, relating to, arising out of, or in connection with, any event or occurrence at the Westward Ho Site from the "closing date," as defined in the WH Acquisition Agreement, until the Closing Date, except for such matters for which Coast is obligated to indemnify Harrah's pursuant to Section 7.26(b) hereof; or (viii) except as provided in Sections 4.3(b) and (c) and 7.16(a), all Taxes of Harrah's and its Affiliates (other than any unpaid taxes of Coast and its Affiliates which become the liability of Harrah's and its Affiliates solely as a result of being a transferee or successor).

(c)   Exclusive Remedy. After the Closing, the indemnities provided in this Section 6.6, together with the indemnities in Sections 6.3(f), 6.4(o), 7.1(c), 7.17, 7.26(a)(iv), 7.26(b)(iv), 7.29 and 7.32, shall constitute the sole and exclusive remedy of any Coast Indemnified Party and any Harrah's Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however; that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Notwithstanding anything to the contrary in this Section 6.6, in the event of a fraudulent breach of the representations, warranties, covenants or agreements contained herein by Harrah's or Coast, the Coast Indemnified Party and/or Harrah's Indemnified Party, as applicable, shall have all remedies available at law or in equity (including for tort) with respect thereto.

(d)   Defense of Third Party Claims. Except as otherwise provided in Section 6.6(g), with respect to Tax Claims, if any lawsuit or enforcement action is filed against a party indemnified hereunder by any third party (each, a "Third Party Claim") for which indemnification under this Section 6.6 may be sought, written notice thereof shall be given to the indemnifying party as promptly as practicable. The failure of any Harrah's Indemnified Party or Coast Indemnified Party to give timely notice hereunder shall not affect such party's rights to indemnification hereunder, except to the extent that the indemnifying party was actually prejudiced by such failure. The indemnifying party shall be entitled, if it so elects at its own

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cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the indemnified party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more indemnifying parties and an indemnified party, and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to an applicable indemnifying party, in which event such indemnified party shall be entitled, at the indemnifying parties' reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the indemnifying party), and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld unless such compromise or settlement contains an unconditional release of the indemnified party in respect of such claim. If the indemnifying party elects to assume the defense of a Third Party Claim, the indemnified party shall cooperate in all reasonable respects with the indemnifying party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers. If the indemnifying party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the notice, the indemnified party against which such claim has been asserted will have the right to undertake, at the indemnifying parties' reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the indemnifying parties; provided, however, that such claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. If the indemnified party assumes the defense of the claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement.

(e)   Survival. The indemnities set forth in this Agreement shall survive the Closing for one (1) year; provided, however, that, the indemnities set forth in (i) Sections 6.6(a)(v) and 6.6(b)(viii) shall survive the Closing until the expiration of the applicable period of limitations (giving effect to any waivers or extensions thereof), and (ii) Sections 6.6(a)(ii), 6.6(a)(iii), 6.6(a)(iv), and Sections 6.6(b)(ii), 6.6(b)(iii), 6.6(b)(iv), 6.6(b)(v) and 6.6(b)(vi), shall survive the Closing without any contractual limitation on the period of survival.

(f)   Interpretation.

(i) The term Damages is not limited to matters asserted by third parties against an indemnified Person, but includes Damages incurred or sustained by the indemnified Person in the absence of third party claims. Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential, special or incidental damages, claims for lost profits, or punitive or similar damages.

(ii) Notwithstanding anything to the contrary in this Agreement, neither the Harrah's Indemnified Parties nor the Coast Indemnified Parties shall be entitled to any recovery of Damages pursuant to this Section 6.6 to the extent that any of the Coast Indemnified Parties or the Harrah's Indemnified Parties, as applicable, had actual knowledge as of the

Closing Date of any Liability that gives rise to the Damages, including the breach of any representation, warranty, covenant or agreement in this Agreement, that gives rise to such Damages, but only to the extent that the Indemnifying Party is prejudiced or damaged by such failure to be informed of the existence of such Liability promptly following such Indemnified Parties obtained knowledge of such breach.

(g)   Tax Claims. If a claim shall be made by any Governmental Entity with respect to Taxes, which if successful, might result in an indemnity payment pursuant to Sections 6.6(a) or (b) (a "Tax Claim"), the Indemnified Party shall promptly, as practicable following the receipt of such Tax Claim, give written notice of such claim to the Indemnifying Party; provided, however, the failure of the Indemnified Party to give timely notice shall only relieve the Indemnifying Party from its indemnification obligations hereunder to the extent it is actually prejudiced by such failure. With respect to any Tax Claim relating to a Tax Period ending prior to the Closing Date, the Indemnifying Party shall, upon written notification to the Indemnified Party, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at its own expense; provided, however, that with respect to Tax Claims the resolution of which will be binding on the Indemnified Party in a Post-Closing Tax Period, then the Indemnified Party may also participate in such proceeding at its own expense and the Indemnifying Party may not settle such Tax Claim without the written consent of the Indemnified Party, which shall not be unreasonably withheld. The parties shall jointly control all proceedings taken in connection with any Tax Claim relating to Taxes of a Straddle Period, and neither party shall settle a Tax Claim without the written consent of the other party, which consent shall not be unreasonably withheld. A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control, and the other party shall thereupon be permitted to defend and settle (subject to any reasonable consent rights set forth above) such proceeding.

6.7   Procedure for Claims between Parties. If a claim for Damages is to be made by a Harrah's Indemnified Party or Coast Indemnified Party (each, an "Indemnified Party" and collectively, the "Indemnified Parties") entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and the total monetary damages sought (each, a "Notice") to the indemnifying party hereunder (the "Indemnifying Party" and collectively, the "Indemnifying Parties") as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under Section 6.6. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party demonstrates that an Indemnifying Party was actually prejudiced by such failure. The Indemnifying Party shall be deemed to have accepted the Notice and the Indemnifying Party shall be deemed to have agreed to pay the Damages at issue, if the Indemnifying Party does not send a notice of disagreement to the Indemnified Party within thirty (30) calendar days after receiving the Notice pursuant to this Section 6.7.

6.8   Resolution of Conflicts and Claims.

(a)   If the Indemnifying Party objects in writing to any claim for indemnification made by an Indemnified Party in any written Notice of a claim (an "Objection Notice"), Coast and Harrah's shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, and Coast and Harrah's shall provide information to the other party (as reasonably requested) related to the issues set forth in the Objection Notice. If Coast and Harrah's should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

(b)   If no such agreement is reached after good faith negotiation, either Coast or Harrah's may demand mediation of the dispute, unless the amount of the damage or loss is at issue in a pending action or proceeding involving a Third Party Claim, in which event mediation shall not be commenced until such amount is ascertained or both parties agree to mediation. In any such mediation, Coast and Harrah's agree to employ a mediator from the American Arbitration Association (the "AAA") to assist them in reaching resolution of such dispute according to the Commercial Mediation Rules of the AAA. The mediator shall be a corporate attorney practicing in Las Vegas, Nevada, with at least fifteen (15) years experience in acquisitions. The fees and expenses of the mediator shall be shared equally by Coast and Harrah's. If, after mediation efforts, Coast and Harrah's should agree as to all or a portion of a claim, a memorandum setting forth such agreement shall be prepared and signed by both parties. If after reasonable efforts, and over a period of sixty (60) calendar days, the parties are unable to reach agreement on such dispute utilizing the mediator, the parties shall be permitted to proceed with any other remedy available to such party.

6.9   Limitations on Indemnity. No Indemnified Party shall seek, or be entitled to, indemnification from an Indemnifying Party pursuant to Section 6.6 to the extent the aggregate claims for Damages of the Indemnified Party are less than Five Hundred Thousand Dollars ($500,000) (the "Threshold") or exceed an amount equal to Five Million Dollars ($5,000,000) (the "Cap"); provided, that, if the aggregate of all claims for Damages equals or exceeds the Threshold, then the Indemnified Party shall be entitled to recover for Damages subject to the limitations in this Section 6.9 only to the extent such Damages exceed the Threshold. In calculating the amount of any Damages payable to a Harrah's Indemnified Party or a Coast Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damage for which an indemnification claim has been made and (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds). If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim is collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to Indemnifying Party. The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under Section 6.6. Notwithstanding anything to the contrary herein, if (x) the Harrah's Indemnified Parties are seeking, or are entitled to seek, indemnification from any of the Indemnifying Parties for Damages due to (i) Coast's fraud or willful misconduct, (ii) a breach of Section 6.4(q)(ii) by Coast, (iii) the Harrah's Excluded Liabilities, (iv) Section 6.6(a)(ii), Section 6.6(a)(iii), or Section 6.6(a)(v), or (y) the Coast Indemnified Parties are seeking, or are entitled to seek, indemnification from any of the Indemnifying Parties for Damages due to (i) Harrah's fraud or willful misconduct, (ii) a breach of Section 6.3(j)(ii) by Harrah's, (iii) Section 6.6(b)(ii), Section 6.6(b)(iii), Section 6.6(b)(iv), Section 6.6(b)(v), Section 6.6(b)(vi), or Section 6.6(b)(viii), the

Cap and the Threshold shall not be applicable to, or otherwise limit a Harrah's or a Coast Indemnified Party's recovery for, such claim.

6.10   Payment of Damages. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of Section 6.6, within five (5) Business Days after such amount is determined either by mutual agreement of the parties or pursuant to the mediation proceeding described in Section 6.8 of this Agreement or on the date on which both such amount and an Indemnified Party's obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.

6.11   Treatment of Indemnification Payments. All indemnification payments made pursuant to Section 6.6 shall be treated by the parties for income Tax purposes as adjustments to the consideration for the Transaction, unless otherwise required by applicable Law.

ARTICLE VII.
COVENANTS

7.1   Like-Kind Exchange.

(a)   Section 1031 Exchange. By its execution of this Agreement, Coast notifies Harrah's of its election to effect the transfer and conveyance of the applicable Real Property, indirectly through the transfer of the Harrah's SPE Ownership Interests, as part of a tax-deferred exchange under Section 1031 of the Code (a "Section 1031 Exchange"). Harrah's may elect to effect the transfer and conveyance of the applicable Barbary Coast Acquired Assets, indirectly through the transfer of the Coast SPE Ownership Interests, as part of a Section 1031 Exchange. If Harrah's elects to effect a Section 1031 Exchange, then Harrah's shall provide written notice to Coast of such election. A party effecting a Section 1031 Exchange (the "Exchanging Party"):

(i)   may at any time at or prior to Closing assign its rights and obligations under this Agreement to a "qualified intermediary" as defined in Treasury Regulation Section 1.1031(k)-1(g)(4) and/or to an "exchange accommodation titleholder" within the meaning of IRS Revenue Procedure 2000-37, subject to all of the other party's rights and obligations hereunder; and

(ii)   shall promptly provide written notice of such assignment to the other party.

(b)   Cooperation. The non-electing party shall cooperate with the Exchanging Party's reasonable requests intended to allow the Exchanging Party to effect the Section 1031 Exchange; provided, however, that the non-electing party's obligation to cooperate with the Exchanging Party shall be limited and conditioned as follows:

(i)   The non-electing party shall receive written notice from the Exchanging Party at least three (3) Business Days prior to the Closing Date, which shall identify the parties involved in such Section 1031 Exchange and enclose all documents for which the non-electing party's signature shall be required;

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(ii)   The Exchanging Party shall pay for any and all reasonable additional costs and expenses incurred by the non-electing party in connection with accommodating the Section 1031 Exchange;

(iii)   The Exchanging Party shall not be relieved of any of its obligations under this Agreement by reason of the Section 1031 Exchange; and

(iv)   The Exchanging Party's failure to effectuate any intended Section 1031 Exchange shall not relieve the Exchanging Party from its obligations to consummate the Transaction and the consummation of such Section 1031 Exchange shall not be a condition precedent to the Exchanging Party's obligations under this Agreement.

(c)   The Exchanging Party hereby indemnifies and agrees to defend, and hold the non-electing party harmless from and against any claims, costs, damages, expenses, Liabilities and losses incurred by, claimed against or suffered by it arising out of the Exchanging Party's Section 1031 Exchange.

7.2   <u>Conduct of Business of Coast</u>. During the Contract Period, subject to the limitations set forth below, Coast agrees (except to the extent that Harrah's shall otherwise consent in writing, which consent shall not be unreasonably withheld) (x) to carry on the business at Barbary Coast in the usual, regular and ordinary course in substantially the same manner as previously conducted except to the extent contemplated by this Agreement and (y) to pay its debts and Taxes relating to Barbary Coast Acquired Assets when due (subject to good faith disputes over such debts or Taxes), and (z) to the extent consistent with the current operation of the Barbary Coast, use all reasonable efforts consistent with past practices and policies to preserve intact Barbary Coast's present business organization, keep available the services of Barbary Coast's present officers and key employees and preserve Barbary Coast's relationships with customers, suppliers, distributors, and others having business dealings with Barbary Coast. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, during Contract Period, without the written consent of Harrah's (which consent shall not be unreasonably withheld), Coast agrees that it shall not:

(a)   sell, pledge, lease, dispose of, grant, encumber or otherwise authorize the sale, pledge, disposition, grant or encumbrance of any of the Barbary Coast Acquired Assets, except for sales of inventory in the Ordinary Course of Business in connection with operation of the Barbary Coast, except for (i) sales of current assets in the Ordinary Course of Business in connection with operation of Barbary Coast, or (ii) sales of equipment and other non-current assets in the Ordinary Course of Business in connection with operation of Barbary Coast in an amount not to exceed One Hundred Thousand Dollars ($100,000) individually or One Million Dollars ($1,000,000) in the aggregate;

(b)   incur any material Liabilities that are Harrah's Assumed Liabilities, except in the Ordinary Course of Business;

(c)   except in the Ordinary Course of Business, as required to consummate the Transaction or as required by applicable Law, modify, amend or terminate any Assumed Contract or waive, release or assign any material rights or claims under any Assumed Contract or further encumber the Barbary Coast Acquired Assets in any manner, or grant any new easements, licenses or other rights over the Barbary Coast Real Property (except for Permitted Encumbrances in each case) prior to Closing without the prior written consent of Harrah's;

(d)   enter into any contract or any agreement relating to the Barbary Coast (i) that would be an Assumed Contract unless such contract or agreement is (x) entered into in the Ordinary Course of Business, and (y) has a term of less than one (1) year and is terminable by Coast SPE on thirty (30) days' notice or (ii) that would not be an Assumed Contract unless it is terminable with respect to the Barbary Coast on or before Closing;

(e)   take, or agree to commit to take, any action that would make any representation or warranty of Coast contained herein inaccurate in any respect at, or as of any time prior to, the Closing so as to cause the Harrah's Closing Conditions not to be satisfied;

(f)   except in the Ordinary Course of Business, subject any of the Barbary Coast Acquired Assets to a Lien or Encumbrance, other than Permitted Encumbrances;

(g)   fail to maintain the existing insurance coverage of all types relating to the Barbary Coast Acquired Assets (however, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, Coast may procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies); or

(h)   enter into any contract or agreement to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

7.3   Cooperation; Notice; Cure. Subject to compliance with applicable Law (including, without limitation, antitrust Laws and Gaming Laws), from the Effective Date until the Closing, Harrah's and Coast shall confer on a regular and frequent basis with one or more Representatives of the other party to report on the general status of ongoing operations of the Barbary Coast. Harrah's and Coast shall promptly notify the other in writing of, and will use all commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that (a) causes or will cause any covenant, condition or agreement of Harrah's or Coast under this Agreement to be breached or not timely satisfied, as applicable, in any material respect, (b) causes or will cause any covenant or agreement of Harrah's under the Ribbon Acquisition Agreement or the WH Acquisition Agreement to be breached in any material respect or (c) that would result in the conditions set forth in Section 4.6(b) or (d) or Section 4.8(b) or (c) not being true as of the Closing, or that renders or will render untrue in any material respect any representation or warranty of Harrah's or Coast contained in this Agreement or of Harrah's in the Ribbon Acquisition Agreement or the WH Acquisition Agreement. Nothing contained in Section 7.2 above shall prevent Coast from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance. No notice given pursuant to this Section 7.3 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

7.4   Employee Matters.

(a)   Prior to the Closing Date, Harrah's shall extend offers of employment to all Property Employees. All Property Employees who accept Harrah's offer of employment shall commence employment with Harrah's effective as of the Closing Date and are hereinafter referred to as the "Transferred Employees."

(b)   Coast shall terminate the employment of the Property Employees, other than the Reserved Employees, and shall transfer the Reserved Employees, immediately prior to the Closing and shall cooperate with and use its commercially reasonable efforts to assist Harrah's in its efforts to secure satisfactory employment arrangements with the Transferred Employees, including, without limitation, opportunities to address employees and discuss such arrangements (to the extent permitted by Law).

(c)   Subject to the terms and conditions of any applicable collective bargaining agreement which is currently in effect or which may be in effect at any time in the future, for a period of at least one (1) year immediately following the Closing Date (or such lesser time as a Transferred Employee shall be employed), Harrah's shall provide the Transferred Employees who are employed at the Barbary Coast during such period with base compensation, bonus opportunity and annual and long-term incentive compensation that are in the aggregate no less favorable than those which the Transferred Employees were provided by Coast or its Affiliates immediately prior to the Closing. In addition, if, during such one (1) year period (or such lesser time as a Transferred Employee shall be employed) any Transferred Employee is employed by Harrah's or a Harrah's Affiliate, but not at the Barbary Coast, Harrah's shall ensure that, during such period, the Transferred Employee is provided with compensation and benefits that are comparable to those provided to similarly-situated employees of Harrah's (or its applicable Affiliate).

(d)   Subject to the terms and conditions of any applicable collective bargaining agreement which is currently in effect or which may be in effect at any time in the future, for a period of at least one (1) year immediately following the Closing Date (or such lesser time as a Transferred Employee shall be employed), Harrah's shall, pursuant to plans and arrangements established or maintained by Harrah's (the "Harrah's Benefit Plans"), provide the Transferred Employees who are employed at the Barbary Coast during such period with pension, health and welfare benefits which are no less favorable than those which the Transferred Employees were provided under the Coast Benefit Plans immediately prior to the Closing or which Coast provides to its comparably situated employees. In addition, if, during such one (1) year period (or such lesser time as a Transferred Employee shall be employed) any Transferred Employee is employed by Harrah's or a Harrah's Affiliate, but not at the Barbary Coast, Harrah's shall ensure that, during such period, the Transferred Employee is provided with pension, health and welfare benefits that are comparable to those provided to similarly-situated employees of Harrah's (or its applicable Affiliate). Harrah's shall cause the Harrah's Benefit Plans to treat employment with any of Coast or its Affiliates prior to the Closing the same as employment with any of Harrah's and its Affiliates from and after the Closing Date for purposes of eligibility and vesting, but not for benefit accrual, under the Harrah's Benefit Plans.

(e)   Effective immediately after the Closing, Harrah's shall cause the Transferred Employees to be covered by one or more medical benefit plans ("Harrah's Medical Plans"). Harrah's Medical Plans shall not contain any "pre-existing conditions" exclusions or limitations or "actively at work" requirements which would cause any of the Transferred Employees or their dependents to be excluded from Harrah's Medical Plans immediately after the Closing to the extent they were not excluded by Coast's medical benefit plans. The parties shall work together in determining the credit for year to date out of pocket expenses incurred by the Transferred Employees prior to the Closing Date.

(f)   Effective as of the Closing Date, Harrah's shall establish or designate a defined contribution retirement plan which is qualified or eligible for qualification under Section 401(a) of the Code ("Harrah's 401(k) Plan") and which is substantially similar to the Coast 401(k) plan ("Coast's 401(k) Plan"). Subject to the terms and conditions of any applicable collective bargaining agreement which is currently in effect or which may be in effect at any time in the future, each Transferred Employee who satisfies the eligibility requirements of Coast's 401(k) Plan shall become eligible to participate in Harrah's 401(k) Plan on the date such Transferred Employee becomes and employee of Harrah's and shall be credited with eligibility service and vesting service for all periods of service with Coast or any other entity if so credited with such service under Coast's 401(k) Plan. As soon as practicable after the Closing Date, Coast shall cause the trustees of Coast's 401(k) Plan to transfer to the trustees or other funding agent of the Harrah's 401(k) Plan, the amounts representing the account balances of the Transferred Employees (including the appropriate net investment return thereon and any participant loans made to any Transferred Employees), said amounts to be established as account balances or accrued benefits of the Transferred Employees under Harrah's 401(k) Plan. Each such transfer shall comply with Section 414(l) of the Code and the requirements of ERISA and the regulations promulgated thereunder.

(g)   Except as otherwise provided herein, Harrah's shall not assume any of the Coast Benefit Plans, and any Liabilities arising from Coast's employment of the Property Employees prior to the Closing shall remain the sole obligation of Coast. Any Liabilities from Harrah's employment of the Transferred Employees from and after the Closing shall be the sole obligation of Harrah's.

(h)   No provision of this Agreement shall create any third party beneficiary rights in any Transferred Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Harrah's or under any benefit plan which Harrah's may maintain.

(i)   For a period of six (6) months after Closing (the "No Solicitation Period"), neither Coast, Boyd or any of their Affiliates shall, directly or indirectly, solicit or hire for employment any Transferred Employee unless (i) such Transferred Employee voluntarily resigns from employment with Harrah's or its successors or Affiliates after the Closing, without any solicitation, promise or inducement from Coast, Boyd or any of their Affiliates, (ii) such Transferred Employee initiates discussions regarding such employment without any direct or indirect solicitation by Coast, Boyd or any of their Affiliates, or (iii) such Transferred Employee's employment is terminated by Harrah's or its successors or Affiliates after the

Closing. The parties hereby acknowledge and agree that general solicitations for employees through media advertisements, employment firms or otherwise shall not constitute a solicitation for purposes hereof.

7.5 Access to Information and the Barbary Coast. Following the Closing, upon reasonable notice, Harrah's shall (and shall cause its Affiliates, and its and their respective Representatives, to) provide Coast and their Affiliates and Representatives with reasonable access and duplicating rights, during normal business hours, to all of Harrah's personnel, properties, contracts, Books and Records included in or related to Barbary Coast (other than the Excluded Assets) and shall cooperate with Coast, as reasonably necessary for Coast to pursue any suit, claim, action, proceeding or investigation relating to the claims in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any suit, claim, action, proceeding or investigation related to the Excluded Assets. Notwithstanding the foregoing, Harrah's shall not be required to provide any information which (i) it reasonably believes it may not provide to Coast and its Affiliates and Representatives by reason of applicable Law or by a confidentiality agreement with a third party if, in the case of a confidentiality agreement, Harrah's has used reasonable efforts to obtain the consent of such party to such disclosure, or (ii) constitutes information protected by the attorney/client and/or attorney work product privilege. If any material is withheld by Harrah's pursuant to the immediately preceding sentence, Harrah's shall inform Coast as to the general nature of the material which is being withheld.

7.6 Governmental Approvals.

(a) The parties hereto shall cooperate with each other and use their commercially reasonable efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions governed by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by Coast or Harrah's or any of their respective Affiliates or any of their respective Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and antitrust and competition Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions governed herein, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, (C) the Gaming Laws and (D) any other applicable Law (collectively, the "Governmental Approvals"), and to comply with the terms and conditions of all such Governmental Approvals. The parties hereto and their respective Representatives and Affiliates shall file within thirty (30) days after the Effective Date, all required initial applications and documents in connection with obtaining the Governmental Approvals (including, without limitation, under applicable Gaming Laws and the HSR Act) and shall act diligently and promptly to pursue the Governmental Approvals and shall cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including, upon request therefor, providing copies of all such documents to the outside legal counsel for the non-filing party prior to filing (provided, that each party may, as it deems reasonably advisable and necessary, redact any competitively sensitive information provided to any party under this Section 7.6(a) or any information that is not pertinent to the subject matter of the filing or submission, including personal information of individual applicants), and consider and include in good faith all additions, deletions or changes suggested in connection therewith. Coast and Harrah's shall use reasonable efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible. Coast and Harrah's shall have the right to review in advance (for a period not to exceed three (3) Business Days) and, to the extent practicable, each will consult the other party on, in each case, subject to applicable Laws relating to the exchange of information (including, without limitation, antitrust laws and Gaming Laws), all the information relating to Coast and Harrah's, as the case may be, and any of their respective Affiliates or Representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transaction. Without limiting the foregoing, Coast and Harrah's will notify the other party promptly of the receipt of comments or requests from Governmental Entities relating to Governmental Approvals, and will supply the other party with copies of all correspondence between the notifying party or any of its Representatives and Governmental Entities with respect to Governmental Approvals.

(b) Without limiting Section 7.6(a), Harrah's and Coast shall:

(i) each use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Closing Date, including defending through litigation on the merits any claim asserted in any court by any Person; and

(ii) each use its commercially reasonable efforts to avoid or eliminate any impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Closing Date), including implementing, contesting or resisting any litigation before any court or quasi judicial administrative tribunal seeking to restrain or enjoin the Closing; provided, however, that nothing in this Agreement shall require Coast, Harrah's or any of their Affiliates to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its, or their respective assets or conduct of business arrangements, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason.

(c) Coast and Harrah's shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions governed by this Agreement which causes such party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed. Coast and Harrah's shall use their commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions governed by this Agreement, seeking to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the Transaction, appealing as promptly as possible any such decree, injunction or other order and having any such decree, injunction or other order vacated or reversed.

(d)   During the Contract Period each party shall promptly notify the other party hereto in writing of any pending or, to Coast's knowledge or Harrah's knowledge, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing or the Transaction or (ii) seeking to restrain or prohibit the consummation of the Closing.

(e)   Coast, Harrah's and their respective Affiliates, shall consult with each other before issuing, and provide each other the opportunity to review and make reasonable comments upon, and shall not issue without consent of the other (which consent shall not be unreasonably withheld or delayed), any press release or other public statement with respect to any of the Transaction contemplated hereby (including, without limitation, the Ribbon Acquisition and the WH Acquisition), except as may be required by applicable Law or any listing agreement with the New York Stock Exchange. Notwithstanding anything to the contrary herein, Coast, Harrah's and their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements (i) are not inconsistent with previous press releases, public disclosures or public statements made jointly by Coast and Harrah's, (ii) made by one party and approved by the other, (iii) do not reveal non-public information regarding the Transaction, or (iv) were previously disclosed by either party not in contravention of this Agreement. In addition, the parties hereby acknowledge and agree that within four (4) Business Days of the execution of this Agreement, Boyd will file a Current Report on Form 8-K disclosing the entry into this Agreement, as well as such other disclosures regarding the Agreement and the Transaction as are required in order to comply with such filing requirement.

7.7   Further Assurances and Actions.

(a)   Subject to the terms and conditions herein each party hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transaction, including, without limitation, (i) using their respective commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement and (ii) to fulfill all conditions precedent applicable to such party pursuant to this Agreement.

(b)   If any further action is necessary after the Closing to carry out the purposes of this Agreement or (a) to vest Harrah's or its designee with full title to the Barbary Coast Acquired Assets, (b) for the assumptions by Harrah's of the Harrah's Assumed Liabilities, or (c) to vest Coast or its designees with full title to the Ribbon Property or the Westward Ho Site, Harrah's and Coast and their respective Affiliates shall take all such actions to the extent reasonable.

7.8   Attorneys' Fees. In the event of any action or proceeding instituted by or between Harrah's and Coast in connection with this Agreement, then as between Harrah's and Coast, the prevailing party in a final, non-appealable judgment shall be entitled to recover from the losing party all of its costs and expenses, including, without limitation, court costs, all costs of appeals and reasonable attorneys' fees.

7.9   HSR Filing Fee. The filing fees pursuant to the pre-merger notification under the HSR Act shall be borne equally by Harrah's and Coast.

7.10   Eminent Domain Proceedings.

(a)   Barbary Coast. If at any time during the Contract Period all or any substantial portion of the Barbary Coast Real Property is threatened with condemnation or legal proceedings are commenced under the power of eminent domain, then notwithstanding anything to the contrary contained herein, Harrah's shall have the option (i) to proceed to the Closing without a change in the consideration or other terms set forth herein and if Harrah's shall so proceed then Coast shall assign to Harrah's all of its right, title and interest in and to any condemnation proceeds or award resulting from such condemnation or other legal proceeding or any other amount or other consideration paid in lieu of condemnation, or (ii) to terminate this Agreement effective upon written notice to Coast with no further obligation or Liability to either party.

(b)   Ribbon Property or Westward Ho Site. If, at any time prior to the earlier of Harrah's closing on the Ribbon Property or the Westward Ho Site, all or any portion of the Ribbon Property or the Westward Ho Site is threatened with condemnation or legal proceedings are commenced under the power of eminent domain, then notwithstanding anything to the contrary contained herein, Coast shall succeed to the rights that Harrah's has under either the Ribbon Property Acquisition Agreement or the Westward Ho Site Acquisition Agreement, as appropriate, if any, to determine whether to close under or terminate such agreement pursuant to the terms thereof.   If Coast desires to terminate the Underlying Agreement pursuant to such right, then this Agreement shall terminate concurrent with the termination of the Underlying Agreement with no further Liability or obligation to either party, except for any Liability which expressly survives the termination of this Agreement. If Coast desires not to terminate the Underlying Agreement, Coast shall be obligated to accept the Underlying Agreement as modified, and to accept the Ribbon Property and Westward Ho Site as modified, and any such modification, change or proceeding shall not give rise to any termination rights hereunder, nor shall it be the basis for the failure of any Coast's Closing Condition hereunder. In the event that Coast shall not so terminate the Underlying Agreement, Harrah's shall assign to the applicable Harrah's SPE for Coast's benefit (and Harrah's shall use all commercially reasonable efforts to ensure that such benefits are retained by the applicable Harrah's SPE during the Contract Period, and the applicable Harrah's SPE shall use all commercially reasonable efforts to preserve such benefits through the Closing) all rights and benefits afforded to Harrah's in connection with such condemnation or legal proceeding under the Ribbon Acquisition Agreement or the WH Acquisition Agreement, as applicable, as well as the proceeds of any award actually assigned to Harrah's under the terms of the Underlying Agreement, if any. In addition, if at any time during the Contract Period all or any portion of the Ribbon Property or the Westward Ho Site is threatened with condemnation or legal proceedings are commenced under the power of eminent

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domain and Harrah's has closed on such property, as applicable, and Harrah's receives proceeds as an award regarding any such condemnation or legal proceedings, then notwithstanding anything to the contrary contained herein, Coast shall proceed to the Closing and at Closing Harrah's shall assign to the applicable Harrah's SPE for Coast's benefit (and Harrah's shall use all commercially reasonable efforts to ensure that such benefits are retained by the applicable Harrah's SPE during the Contract Period, and the applicable Harrah's SPE shall use all commercially reasonable efforts to preserve such benefits the Closing) all of Harrah's rights and claims related to such condemnation or legal proceedings, as well as the proceeds of any award actually received by Harrah's, if any.

7.11   Casualty.

(a)   If, before the Closing, the Barbary Coast Real Property is damaged by fire or other casualty, and such damage would not have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets, then the Closing shall proceed as scheduled and Coast shall, after the Closing Date, (i) promptly pay to Harrah's all insurance proceeds received by Coast or its Affiliates with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Barbary Coast Real Property and (ii) assign to Harrah's all rights of Coast and its Affiliates against third parties (other than against its insurance carriers) with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss.

(b)   If, before the Closing, the Barbary Coast Real Property is damaged by fire or other casualty, and such damage would have a material adverse effect on the business, financial condition or results from operations of the Barbary Coast Acquired Assets, then at Harrah's option, either (x) the Closing shall proceed as scheduled and Coast shall, after the Closing Date, (i) promptly pay to Harrah's all insurance proceeds received by Coast or its Affiliates with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Barbary Coast Real Property and (ii) assign to Harrah's all rights of Coast and its Affiliates against third parties (other than against its insurance carriers) with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss, or (y) Harrah's may terminate this Agreement upon written notice to Coast with no further obligation or Liability of either party.

7.12   Certain Notifications. Harrah's shall give Coast copies of all notices given or received pursuant to the Underlying Agreements immediately, and in no event more than two (2) Business Days after receipt thereof.

7.13   Reservations; Loyalty Program.

(a)   Reservations. Harrah's will honor the terms and rates of all reservations made prior to Closing (in accordance with their terms) at the Barbary Coast made in the Ordinary Course of Business up to one year following the Closing. Coast may continue to accept reservations for periods after the Closing in the Ordinary Course of Business. Harrah's recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits under frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Harrah's to the guest(s) holding such reservations. Harrah's will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements; provided that such agreements were made in the Ordinary Course of Business. Harrah's agrees that Coast cannot make and has made no representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement. Harrah's, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.

(b)   Loyalty Program Awards. Harrah's agrees to honor all awards extended to Barbary Coast customers by Coast or its Affiliates under Coast's or its Affiliates' Loyalty Program and available for redemption after the Closing Date. Coast agrees to reasonably cooperate with Harrah's in order for Harrah's to honor such awards which cooperation includes, without limitation, providing Harrah's on or before the Closing Date such Barbary Coast Exclusive Customer information as is necessary to enable Harrah's to honor the awards authorized.

7.14   Transfer of Barbary Coast Acquired Assets. Prior to the Closing Date, Coast shall form Coast SPE as a limited liability company in the State of Nevada and qualified to do business in the State of Nevada, and, on the Business Day prior to the Closing Date, Coast shall transfer (or cause its Affiliates to transfer) the Barbary Coast Acquired Assets and all Harrah's Assumed Liabilities to Coast SPE (after all necessary Government Approvals) (the "Transfer"). Coast shall use its commercially reasonably efforts to effect the Transfer in a manner such that the Transfer will qualify for an exemption from any applicable real estate transfer tax under NRS 375.090. Coast shall ensure that Coast SPE will properly be treated at all times prior to the Closing as disregarded as an entity separate from its sole owner for federal income tax purposes. Coast will not elect or cause Coast SPE to elect to treat Coast SPE as an association taxable as a corporation for federal tax purposes.

7.15   Harrah's SPEs. Harrah's shall form two limited liability companies in the State of Nevada and qualified to do business in the State of Nevada. Harrah's shall assign to one such entity the Ribbon Acquisition Agreement, and such entity shall close the acquisition of the Ribbon Property (provided that such agreement shall not have been terminated and all closing conditions thereto are satisfied) pursuant to the terms thereof (such entity is "Harrah's Ribbon SPE"). Harrah's shall assign to the other such entity the Westward Ho Acquisition Agreement, and such entity shall close the acquisition of the Westward Ho Site (provided that such agreement shall not have been terminated and all closing conditions thereto are satisfied) pursuant to the terms thereof (such entity is "Harrah's WH SPE"). Harrah's shall ensure that each of Harrah's Ribbon SPE and Harrah's WH SPE will properly be treated at all times prior to the Closing as disregarded as an entity separate from its sole owner for federal income tax purposes. Harrah's will not elect or cause Harrah's Ribbon SPE or Harrah's WH SPE to elect to treat either of Harrah's Ribbon SPE and Harrah's WH SPE as an association taxable as a corporation for federal tax purposes.

7.16   Tax Matters.

(a)   Transfer Taxes. All transfer, documentary, sales, use, excise, stamp, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement, including the Transfer, the transfer of the Coast SPE Ownership Interest to Harrah's, and the transfer of the Ribbon Property and the Westward Ho Site to the Harrah's SPEs, and the transfer of the Harrah's SPE Ownership Interest to Coast (collectively, "Transfer Taxes"), shall be split 50/50 between Harrah's and Coast; provided, however, that any Transfer Taxes incurred as a result of a transfer to an intermediary, including a "qualified intermediary" or an "exchange accommodation titleholder," pursuant to Section 7.1 hereof, shall be borne solely by the Exchanging Party. Harrah's and Coast shall cooperate in preparing, executing and filing all Tax returns and other documentation on a timely basis as may be required to comply with the provisions of any applicable Tax Laws.

(b)   Cooperation on Tax Matters. Coast and Harrah's shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Harrah's and Coast agree (i) to retain all books and records with respect to Tax matters pertinent to the Barbary Coast relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by Coast, any extensions thereof) of the respective Tax periods, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, allowing the other party to take possession of such books and records. Coast and Harrah's further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).

(c)   Tax Refunds. The amount of any refunds of any Taxes of Coast or its Affiliates that are a Harrah's Excluded Liability shall be for the account of Coast. Any such amounts owing to Coast as provided in this Section 7.16(c) shall be paid by Harrah's within five (5) Business Days of the receipt of any such refunds.

(d)   Straddle Period Taxes. For purposes of this Agreement, (i) any Taxes, other than Property Taxes, relating to a Straddle Period that are levied on a per diem basis ("Per Diem Taxes"), shall be allocable to the Pre-Closing Tax Period in an amount equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and (ii) any Taxes, other than Per Diem Taxes and Property Taxes, relating to a Straddle Period shall be allocable to the Pre-Closing Tax Period as if such taxable period ended as of the close of business on the day prior to the Closing Date.

7.17   Transition Period. Notwithstanding anything in this Agreement to the contrary, the parties hereby agree that, commencing at 12:01 a.m. Pacific time on the Closing Date, and continuing for a period of forty-eight (48) hours thereafter (the "Transition Period"), the Barbary Coast shall suspend all non-hotel operations in order to transition the property from Coast to Harrah's hereunder, and Coast shall be permitted to remove all Excluded Assets from the Barbary Coast and take all such actions as are reasonably necessary to effectuate the Transaction and the transition contemplated hereby. The parties shall discuss and agree on a transition plan setting forth the schedule and timing of each major element of the transition (the "Transition Plan") no later than thirty (30) days after the Effective Date. The parties agree to use commercially reasonable efforts to, in good faith, execute the Transition Plan during the Transition Period. Coast agrees to indemnify, defend and hold harmless Harrah's from and against any personal injury or property damage claims, Liabilities, judgments or expenses (including reasonable attorneys' fees) incurred by Harrah's that were caused by Coast at the Barbary Coast during the Transition Period.

7.18   Guests' Baggage. Prior to the Closing, representatives of Coast and Harrah's shall take inventory of: (i) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of Coast; (ii) all luggage or other property of guests retained by Coast as security for unpaid accounts receivable; and (iii) the contents of the baggage storage room; provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened. Except for the property referred to in (ii) above, which shall be removed from Barbary Coast by Coast within ten (10) days after the Closing, all such baggage and other items shall be marked or sealed in a manner to be agreed upon by the parties and listed in an inventory prepared and signed jointly by said representatives of Coast and Harrah's as of the Closing. Said baggage and other items shall be stored as Harrah's shall choose, and Harrah's shall be responsible for claims with respect thereto.

7.19   Safe Deposit Boxes. Harrah's shall be responsible for all guest safety deposit boxes from and after the Closing.

7.20   Inventoried Vehicles. Prior to the Time of Proration, Harrah's and Boyd shall perform the following functions for all motor vehicles that were checked and placed in the care of Coast: (a) mark all motor vehicles with a sticker or tape; and (b) prepare an inventory of such items ("Inventoried Vehicles") indicating the valet check stub number applicable thereto and any damage thereto. Thereafter, Harrah's shall be responsible for the Inventoried Vehicles except for any damage indicated in the inventory.

7.21   Destruction of Chips. Pursuant to the State of Nevada Gaming Regulations, Coast shall, at least thirty (30) days prior to Closing, submit for approval of a plan for the redemption and destruction of all chips, tokens and plaquemines at the Barbary Coast (both as of the Closing Date and at the conclusion of the redemption period provided in Section 7.22). Harrah's agrees to cooperate fully with Coast in effectuating the plan that is approved pursuant to the State of Nevada Gaming Regulations.

7.22   Post-Closing Redemption of Chips. Pursuant to the State of Nevada Gaming Laws, Coast shall, for a period of not less than one hundred twenty (120) days after the Closing, redeem for cash all of Barbary Coast's gaming chips, tokens and plaquemines issued prior to the

Closing. The procedures implemented by Coast shall be those consistent with the State of Nevada Gaming Laws. Harrah's acknowledges and agrees that until one hundred twenty (120) days following the Closing Date and to the extent permitted under applicable Law, including the State of Nevada Gaming Laws, Harrah's shall redeem said chips, tokens and plaquemines and Coast shall reimburse Harrah's for said redemption not less than once per week.

7.23   Transfer of Utilities; Insurance.

(a)   Utilities. Prior to the Closing, Coast shall notify all utility companies servicing Barbary Coast of the anticipated change in ownership of Barbary Coast and request that all billings after the Closing be made to Harrah's at the Barbary Coast address. Harrah's shall be responsible for paying, before the Closing, all deposits required by utility companies in order to continue service at the Barbary Coast for periods after the Time of Proration and shall take any other action and make any other payments required to assure uninterrupted availability of utilities at Barbary Coast for all periods after Closing. Following Closing, all utility deposits made by Coast will be refunded directly to Coast by the utility company holding same.

(b)   Insurance. All of Coast's fire and casualty insurance and other insurance policies may be cancelled by Coast as of the date of Closing, and any refunded premiums shall be retained by, and transferred to, Coast.

7.24   Removal of Excluded Assets. All items that constitute Excluded Assets shall be removed from the Barbary Coast Real Property on or prior to the end of the Transition Period by Coast (or its designees), the owners of the Excluded Assets, or their respective Representatives, with the removing party making or causing to be made any repairs to the Barbary Coast Real Property necessitated by such removal and, to the extent that such Excluded Assets are decorative in nature or are affixed to the walls, fixtures, furnishings or otherwise within the public view at the Barbary Coast (other than the glass dome in Michael's restaurant), Coast shall cause such Excluded Assets to be replaced with comparable assets which are reasonably acceptable to Harrah's. Coast hereby reserves unto itself and the owners of the Excluded Assets, and their respective Representatives, a right of entry into the Barbary Coast Real Property at reasonable times and on reasonable notice within thirty (30) days after the end of the Transition Period to effect such removal, and, in that regard, Coast shall use reasonable efforts to minimize disruption to Harrah's operations. Coast agrees to cooperate reasonably with Harrah's in effecting the transition from Excluded Software to replacement software and to use reasonable efforts to minimize disruption to the operations of the Barbary Coast, including providing Harrah's and its Representatives access to the Barbary Coast Real Property at reasonable times and on reasonable notice; provided that: (x) there shall be no material interference with Coast's operation of the Barbary Coast before the Closing; (y) there shall be no cost incurred by Coast; and (z) Coast shall not be required to reveal proprietary information to Harrah's. Coast is not required to de-install third party Excluded Software that is now installed on personal computers at the Barbary Coast and Harrah's agrees that Harrah's will either obtain new licenses for such Excluded Software or cease to use such Excluded Software following the Closing. If Coast does not remove all of the Excluded Assets within thirty (30) days following the Closing, upon fifteen (15) calendar days notice, Harrah's may dispose of any such remaining Excluded Assets.

7.25   Retention of Records. Notwithstanding anything to the contrary contained in this Agreement, Coast may retain, at its expense, one archival copy of all Assumed Contracts and other documents or materials conveyed hereunder (including, without limitation, all historical records of customers of which Coast will retain copies and the right to use in connection with its marketing and loyalty programs), in each case, which (a) are used in connection with Coast's or its Affiliates' businesses other than Barbary Coast or (b) Coast in good faith determines it is reasonably likely to need access to in connection with the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any suit, claim, action, proceeding or investigation against or by Boyd, Coast or any of their respective Affiliates pending or threatened as of the Closing Date.

7.26   Access to Properties.

(a)   Access Granted by Coast. During the Contract Period, upon reasonable notice, subject to applicable Law, including, without limitation, antitrust Laws and Gaming Laws, Coast shall afford Harrah's and its designated Representatives reasonable access to the Barbary Coast for the purpose of conducting soil, engineering, environmental and other tests, and to undertake such studies and inspections as Harrah's may deem necessary and desirable; provided, however, that (i) Harrah's shall provide Coast with prior written notice of any entry on to the Barbary Coast Real Property; (ii) Harrah's shall, at its sole cost and expense, promptly repair any damage to the Barbary Coast Real Property arising from or caused by its entry on to the Barbary Coast Real Property; (iii) Harrah's shall reimburse Coast for any loss to the Barbary Coast Real Property arising from or caused by any such entry and restore the Barbary Coast Real Property to substantially the same condition as existed prior to such entry; (iv) Harrah's shall indemnify, defend and hold harmless Coast from and against any personal injury or property damage claims, Liabilities, judgments or expenses (including reasonable attorneys' fees) incurred by Coast arising or resulting therefrom; (v) Harrah's shall use its reasonable efforts to minimize disruptions to the operations of the Barbary Coast; and (vi) Coast shall have the right to accompany Harrah's while on the Barbary Coast Real Property. Except as otherwise provided in Section 6.6(f)(ii), no information or knowledge obtained in any investigation pursuant to this Section 7.26(a) shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.

(b)   Access Granted by Harrah's. During the Contract Period, upon reasonable notice, subject to applicable Law, including, without limitation, antitrust Laws and Gaming Laws, Harrah's shall afford Coast and its designated Representatives reasonable access to the Ribbon Property and the Westward Ho Site for the purpose of conducting soil, engineering, environmental and other tests, and to undertake such studies and inspections as Coast may deem necessary and desirable; provided, however, that (i) Coast shall provide Harrah's with prior written notice of any entry on to the Ribbon Property or the Westward Ho Site; (ii) Coast shall, at its sole cost and expense, promptly repair any damage to the Ribbon Property and the Westward Ho Site arising from or caused by its entry on to such property; (iii) Coast shall reimburse Harrah's for any loss arising from or caused by any such entry and restore the Ribbon Property and the Westward Ho Site to substantially the same condition as existed prior to such entry; (iv) Coast shall indemnify, defend and hold harmless Harrah's from and against any personal injury or property damage claims, Liabilities, judgments or expenses (including reasonable attorneys' fees) incurred by Harrah's arising or resulting therefrom; (v) Coast shall be limited to the same access rights to the Ribbon Property and the Westward Ho Site as are afforded to Harrah's under the applicable Underlying Agreement until Harrah's acquires the Ribbon Property or the Westward Ho Site, as applicable; and (vi) Harrah's shall have the right to accompany Coast while on the Ribbon Property and the Westward Ho Site. Except as otherwise provided in Section 6.6(f)(ii), no information or knowledge obtained in any investigation pursuant to this Section 7.26(b) shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.

   7.27 Amendment of Underlying Agreements. Harrah's agrees that it shall promptly deliver to Coast true and correct copies of any draft, proposed or executed amendment to any of the Underlying Agreements. Harrah's agrees that following the Effective Date, without the prior written consent of Coast, Harrah's shall not amend the Ribbon Acquisition Agreement or the WH Acquisition Agreement, respectively, in any manner that would materially affect the representations and warranties, indemnities or other post-closing rights under such agreement (it being understood that the timing of the transaction (so long as such timing does not impact the timing for the Closing) and consideration do not affect post-closing rights).

   7.28 State Unemployment Tax Experience Rating. At the option of Harrah's, Coast shall transfer to Coast SPE on or after the Time of Proration the Nevada unemployment tax experience rating of Barbary Coast. In the event Harrah's elects to have such experience rating so transferred, Coast shall cooperate and assist Harrah's in making the joint application described in NRS 612.550(9)(b)(3) and as reasonably necessary to secure the approval of such joint application as described in NRS 612.550(9)(b)(4).

   7.29 Harrah's Waiver of Governmental Approvals.

     (a) Harrah's Waiver Right. Subject to compliance with Section 7.29(b) hereof, the parties agree that, in the event that Harrah's shall determine, in good faith, that it is reasonably unlikely to obtain the necessary approval from the applicable Gaming Authority to own the Coast SPE and operate the Barbary Coast at Closing, then Harrah's shall have the option to acquire the Barbary Coast as a non-operating asset at Closing which, if Harrah's shall determine to proceed in such regard, will be deemed a waiver by the parties of the conditions set forth in Sections 4.6(g)(i) and 4.8(h) hereof, as applicable, as such conditions relate to Harrah's obtaining the necessary approvals from the applicable Gaming Authority to own the Coast SPE and operate the Barbary Coast at Closing.

     (b) Limitations on Harrah's Waiver Right. Notwithstanding Harrah's waiver right in Section 7.29(a) hereof, Harrah's shall not be permitted to exercise its rights under Section 7.29(a) hereof if the transfer of the Barbary Coast as a non-operating asset (with Governmental Approvals that have actually been obtained, if any) would reasonably be expected to place Boyd, Coast, or their respective Affiliates, in non-compliance with, or in violation of, any Law, or any applicable rules or regulations of any Gaming Authority or other Governmental Entity (which determination shall be made in Boyd's, Coast's or their respective Affiliates' reasonable discretion, as applicable); provided, that, (i) Coast shall use commercially reasonable efforts to, and will use commercially reasonable efforts to cause Boyd and each of their respective Affiliates to, make all appeals, file all applications and take such other actions as are necessary to consummate the Transaction in a manner that could not reasonably be expected to place Coast, Boyd or their respective Affiliates in non-compliance with, or in violation of, any Law, or any applicable rules or regulations of any Gaming Authority or other Governmental Entity, and (ii) in the event that the conditions set forth in Sections 4.6(g)(i) and 4.8(h) hereof are waived pursuant to the provisions of this Section 7.29, the parties agree to cooperate, in good faith, to amend this Agreement to provide that, subject to applicable Law, all operations of Barbary Coast shall cease, and that Barbary Coast shall be transferred to Harrah's as a non-operating asset at Closing. Notwithstanding anything in this Agreement to the contrary, in the event that the conditions set forth in Sections 4.6(g)(i) and 4.8(h) hereof are waived pursuant to the provisions of this Section 7.29, Harrah's agrees that it shall be responsible for, and shall indemnify, defend and hold Coast and its Affiliates harmless against, all obligations and Liabilities arising out of the Worker Adjustment and Retraining Notification Act, as well as all obligations and burdens arising out of or relating to the termination of the Property Employees, including all obligations related to severance, accrued and unused vacation time, sick time and other paid time off, if any.

7.30   Payment of Certain Funds. Harrah's agrees that, on the Closing Date, it shall pay Coast One Million Two Hundred Thousand Dollars ($1,200,000) by wiring federal funds to the account designated by Coast. Such amounts shall not be subject to any set-off or netted against any amounts that Coast may owe Harrah's pursuant to this Agreement, if any.

7.31   Tram/Shuttle Stop. The parties agree that, for no additional consideration, for a period of six (6) months from the Closing Date, Harrah's shall permit and allow, and shall cause its successors and assigns to permit and allow, the loading, unloading and receiving of passengers from vehicles that are appropriately and customarily licensed and owned or operated by Coast or its Affiliates at the Barbary Coast in substantially the same location and on substantially the same schedule as Coast's inter-property trams and shuttles operated as of the Effective Date. In the event that, during such six (6) month period, the Barbary Coast is inaccessible at any time in excess of twenty four (24) hours due to construction or other interruptions, the parties agree that such tram/shuttle stop shall be moved to another Harrah's property in the immediate vicinity along Las Vegas Boulevard (designated by Harrah's) for the duration of such interruption. Harrah's agrees to cooperate, in good faith, with Coast and its Affiliates in carrying out the agreements set forth in this Section 7.31. The provisions of this Section 7.31 shall survive the Closing.

7.32   Cooperation to Terminate Certain Assumed Contracts. Coast agrees to cooperate with Harrah's in facilitating, at Harrah's reasonable request, the termination of any Assumed Contract; provided, however, that notwithstanding the foregoing, Coast shall not be obligated or required to terminate any Assumed Contract effective prior to the Closing. Harrah's agrees that it shall be responsible for all costs, expenses, fees and penalties that Coast incurs (or may reasonable be expected to incur), or is obligated or required to pay (or may reasonable be expected to become obligated or required to pay) in connection with the termination of any Assumed Contract pursuant to this Section 7.32, and Harrah's shall indemnify, defend and hold Coast and its Affiliates harmless against all Liabilities arising out of the termination of any Assumed Contract pursuant to this Section 7.32.

ARTICLE VIII.
MISCELLANEOUS

8.1 <u>Notices</u>. Any notice pursuant to this Agreement shall be given in writing by (a) personal delivery; (b) reputable overnight delivery service with proof of delivery; (c) United States Mail, postage prepaid, registered or certified mail, return receipt requested; or (d) legible facsimile transmission, sent to the intended addressee at the address set forth below, or to such other address or to the attention of such other Person as the addressee shall have designated by written notice sent in accordance herewith. Any notice so given shall be deemed to have been given upon receipt or refusal to accept delivery. Unless changed in accordance with the preceding sentence, the addresses for notices given pursuant to this Agreement shall be as follows:

If to Harrah's:	Harrah's Operating Company, Inc. 2100 Caesar's Palace Drive Las Vegas, Nevada 89109 Attention: Jonathan S. Halkyard Fax: (702) 407-6366
With copies to:	Harrah's Operating Company, Inc. One Harrah's Court Las Vegas, Nevada 89119 Attention: General Counsel Fax: (702) 407-6366
	Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 Attention: David Shapiro Fax: (312) 993-9767
If to Coast:	c/o Boyd Gaming Corporation 2950 Industrial Road Las Vegas, Nevada 89109 Attention: Paul J. Chakmak Fax: (702) 792-7214
With copies to:	Boyd Gaming Corporation 2950 Industrial Road Las Vegas, Nevada 89109 Attention: Brian A. Larson Fax: (702) 792-7335

Morrison & Foerster LLP
19900 MacArthur Boulevard, Twelfth Floor
Irvine, California 92612
Attention: Robert M. Mattson, Jr.
Fax: (949) 251-0900

If to Escrow Holder: Nevada Title Company
2500 N. Buffalo, Suite 150
Las Vegas, Nevada 89128
Attention: Troy Lochhead
Fax: (702) 938-1813

Any party may from time to time, by written notice to the other, designate a different address which shall be substituted for that specified above. If any notice or other document is sent by mail as aforesaid, the same shall be deemed fully delivered forty-eight (48) hours after mailing as provided above. Any notice or other document sent by facsimile (with electronic confirmation of receipt) shall be deemed fully delivered when transmitted if transmitted prior to 5:00 pm, otherwise on the next Business Day. Any notice or other document delivered by reputable overnight courier shall be deemed delivered as of the next Business Day after timely delivery to such overnight courier.

8.2   Assignment. Except as provided in Section 7.1 of this Agreement, neither party may assign its rights and interests under this Agreement without the other party's consent. Either party may designate a designee to take title to the assets that it is entitled to acquire pursuant hereto without the other party's prior approval.

8.3   Further Documents and Acts. Each of the parties hereto agrees to cooperate in good faith with each other, and to execute and deliver such further documents and perform such other acts as may be reasonably necessary or appropriate to consummate and carry into effect the transactions contemplated under this Agreement.

8.4   Gender and Number. In this Agreement (unless the context requires otherwise), the masculine, feminine and neuter genders and the singular and the plural shall be deemed to include one another, as appropriate.

8.5   Entire Agreement. This Agreement and its exhibits and schedules, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and the final, complete and exclusive expression of the terms and conditions thereof. All exhibits and schedules attached hereto are hereby deemed incorporated by reference herein.

8.6   Captions. The captions used herein are for convenience only and are not a part of this Agreement and do not in any way limit or amplify the terms and provisions hereof.

8.7   Governing Law; Waiver of Jury Trial.

(a)   This Agreement and the exhibits and schedules attached hereto have been negotiated and executed in the State of Nevada and shall be governed by and construed under the

63

laws of the State of Nevada, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7(b).

8.8   Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.9   Severability. If any provision of this Agreement as applied to either party or to any circumstance shall be adjudged by a court of competent jurisdiction to be void or unenforceable for any reason, the same shall in no way affect (to the maximum extent permissible by Law) any other provision of this Agreement, the application of any such provision under circumstances different from those adjudicated by the court, or the validity or enforceability of this Agreement as a whole.

8.10   Amendments. No addition to or modification of any provision contained in this Agreement shall be effective unless fully set forth in writing by each of Coast and Harrah's.

8.11   Counterparts. This Agreement may be signed in multiple counterparts, with each counterpart having the same force and effect as if this single instrument were executed by each of the parties hereto and delivered (including by facsimile) to the other party.

8.12   Binding Agreement. Subject to the restrictions on assignment set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date and such date shall be deemed the date of this Agreement.

COAST:

COAST HOTELS AND CASINOS, INC., a Nevada corporation

By: /s/ William S. Boyd
    Name: William S. Boyd
    Title: Chief Executive Officer

HARRAH'S:

HARRAH'S OPERATING COMPANY, INC.,
 a Delaware corporation

By: /s/ Jonathan S. Halkyard
    Name: Jonathan S. Halkyard
    Title: Executive Vice President, CFO and
              Treasuruer

JOINDER BY ESCROW HOLDER

Nevada Title Company joins this Agreement for the purposes of agreeing to act as Escrow Holder under this Agreement and to confirm that the opening of Escrow occurred on September 29, 2006.

NEVADA TITLE COMPANY

By: /s/ Troy Lochhead
     Name: Troy Lochhead
     Title: Vice President - Commercial Division